SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

March 31, 2018

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with accounting practices adopted in Brazil)

Company data
Capital Composition	3
Individual financial statements
Balance sheet - Assets	4
Balance sheet - Liabilities	5
Statement of income	6
Statement of comprehensive income (loss)	7
Statement of cash flows	8
Statements of changes in Equity
01/01/2018 to 03/31/2018	9
01/01/2017 to 03/31/2017	10
Statement of value added	11
Consolidated Financial Statements
Balance sheet - Assets	12
Balance sheet - Liabilities	13
Statement of income	14
Statement of comprehensive income (loss)	15
Statement of cash flows	16
Statements of changes in Equity
01/01/2018 to 03/31/2018	17
01/01/2017 to 03/31/2017	18
Statement of value added	19
Comments on performance	20
Notes to the quartely information	37
Other information deemed relevant by the Company	72
Reports and statements
Report on review of interim financial information	75
Management statement of interim financial information	77
Management statement on the report on review of interim financial information	78

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	03/31/2018
Paid-in Capital
Common	44,758
Preferred	-
Total	44,758
Treasury shares
Common	938
Preferred	-
Total	938

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 3/31/2018	PRIOR YEAR 12/31/2017
1	Total Assets	3,565,829	3,538,909
1.01	Current Assets	1,419,576	1,369,512
1.01.01	Cash and cash equivalents	14,387	7,461
1.01.01.01	Cash and banks	14,387	7,461
1.01.02	Short-term investments	175,244	110,945
1.01.02.01	Fair value of short-term investments	175,244	110,945
1.01.03	Accounts receivable	428,979	371,228
1.01.03.01	Trade accounts receivable	428,979	371,228
1.01.03.01.01	Receivables from clients of developments	414,108	357,061
1.01.03.01.02	Receivables from clients of construction and services rendered	14,871	14,167
1.01.04	Inventories	711,171	753,748
1.01.04.01	Properties for sale	711,171	753,748
1.01.07	Prepaid expenses	4,636	5,030
1.01.07.01	Prepaid expenses and others	4,636	5,030
1.01.08	Other current assets	85,159	121,100
1.01.08.01	Non current assets held for sale	8,415	44,997
1.01.08.03	Others	76,744	76,103
1.01.08.03.01	Other assets	50,082	47,640
1.01.08.03.02	Derivative financial instruments	250	404
1.01.08.03.03	Receivables from related parties	26,412	28,059
1.02	Non current assets	2,146,253	2,169,397
1.02.01	Non current assets	521,877	534,095
1.02.01.03	Accounts receivable	146,622	160,602
1.02.01.03.01	Receivables from clients of developments	146,622	160,602
1.02.01.04	Inventories	285,801	289,162
1.02.01.04.01	Properties for sale	285,801	289,162
1.02.01.09	Others non current assets	89,454	84,331
1.02.01.09.03	Other assets	66,263	62,152
1.02.01.09.04	Receivables from related parties	23,191	22,179
1.02.02	Investments	1,586,514	1,598,153
1.02.03	Property and equipment	21,092	19,719
1.02.03.01	Operation property and equipment	21,092	19,719
1.02.04	Intangible assets	16,770	17,430
1.02.04.01	Intangible assets	16,770	17,430

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 3/31/2018	PRIOR YEAR 12/31/2017
2	Total Liabilities	3,565,829	3,538,909
2.01	Current liabilities	1,730,787	1,984,597
2.01.01	Social and labor obligations	27,788	25,997
2.01.01.02	Labor obligations	27,788	25,997
2.01.01.02.01	Salaries, payroll charges and profit sharing	27,788	25,997
2.01.02	Suppliers	86,331	85,690
2.01.03	Tax obligations	40,298	32,114
2.01.03.01	Federal tax obligations	40,298	32,114
2.01.04	Loans and financing	292,739	513,782
2.01.04.01	Loans and financing	281,331	425,605
2.01.04.02	Debentures	11,408	88,177
2.01.05	Other obligations	1,181,643	1,210,700
2.01.05.01	Payables to related parties	959,991	971,002
2.01.05.02	Others	221,652	239,698
2.01.05.02.04	Obligations for purchase of properties and advances from customers	119,004	132,098
2.01.05.02.05	Other payables	79,228	83,647
2.01.05.02.07	Obligations assumed on the assignment of receivables	23,420	23,953
2.01.06	Provisions	101,988	116,314
2.01.06.01	Tax, labor and civel lawsuits	101,988	116,314
2.01.06.01.01	Tax lawsuits	728	194
2.01.06.01.02	Labor lawsuits	14,504	19,300
2.01.06.01.04	Civel lawsuits	86,756	96,820
2.02	Non current liabilities	900,806	798,755
2.02.01	Loans and financing	581,194	456,061
2.02.01.01	Loans and financing	424,561	336,525
2.02.01.01.01	Loans and financing in local currency	424,561	336,525
2.02.01.02	Debentures	156,633	119,536
2.02.02	Other liabilities	169,780	189,092
2.02.02.02	Others	169,780	189,092
2.02.02.02.03	Obligations for purchase of properties and advances from customers	120,338	137,192
2.02.02.02.04	Other liabilities	9,307	7,041
2.02.02.02.06	Obligations assumed on the assignment of receivables	40,135	44,859
2.02.03	Deferred taxes	74,473	74,473
2.02.03.01	Deferred income tax and social contribution	74,473	74,473
2.02.04	Provisions	75,359	79,129
2.02.04.01	Tax, labor and civel lawsuits	75,359	79,129
2.02.04.01.01	Tax lawsuits	-	565
2.02.04.01.02	Tax and labor lawsuits	40,088	36,903
2.02.04.01.04	Civel lawsuits	35,271	41,661
2.03	Equity	934,236	755,557
2.03.01	Capital	2,521,319	2,521,152
2.03.02	Capital reserves	307,664	56,359
2.03.02.05	Treasury shares	-29,089	-29,089
2.03.02.07	Capital reserves	250,599	-
2.03.02.09	Reserve for granting stock options	86,154	85,448
2.03.05	Retained earnings/accumulated losses	-1,894,747	-1,821,954

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 03/31/2018	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2017 to 03/31/2017
3.01	Gross Sales of goods and/or services	203,076	104,027
3.01.01	Revenue from real estate development	223,538	113,542
3.01.03	Taxes on real estate sales and services	-20,462	-9,515
3.02	Cost of sales of goods and/or services	-173,218	-106,459
3.02.01	Cost of real estate development	-173,218	-106,459
3.03	Gross profit	29,858	-2,432
3.04	Operating expenses/income	-65,562	-118,077
3.04.01	Selling expenses	-20,912	-16,205
3.04.02	General and administrative expenses	-14,739	-18,400
3.04.05	Other operating expenses	-16,063	-28,101
3.04.05.01	Depreciation and amortization	-3,603	-8,489
3.04.05.02	Other operating expenses	-12,460	-19,612
3.04.06	Income from equity method investments	-13,848	-55,371
3.05	Income (loss) before financial results and income taxes	-35,704	-120,509
3.06	Financial	-20,220	-36,608
3.06.01	Financial income	5,229	6,429
3.06.02	Financial expenses	-25,449	-43,037
3.07	Income before income taxes	-55,924	-157,117
3.09	Income (loss) from continuing operation	-55,924	-157,117
3.10	Income (loss) from descontinuing operation	-	107,720
3.10.01	Net income (loss) from discontinued operations	-	107,720
3.11	Income (loss) for the period	-55,924	-49,397
3.99	Earnings per Share – (Reais / Share)	-	-
3.99.01	Basic Earnings per Share	-	-
3.99.01.01	ON	-1.47421	-1.84110
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	ON	-1.47421	-1.84110

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 03/31/2018	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2017 to 03/31/2017
4.01	Income (loss) for the period	-55,924	-49,397
4.03	Comprehensive income (loss) for the period	-55,924	-49,397

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 03/31/2018	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2017 to 03/31/2017
6.01	Net cash from operating activities	-77,011	28,280
6.01.01	Cash generated in the operations	-37,185	-54,083
6.01.01.01	Income (loss) before income and social contribution taxes	-55,924	-49,397
6.01.01.02	Income from equity method investments	13,849	55,371
6.01.01.03	Stock options expenses	-91	2,128
6.01.01.04	Unrealized interest and finance charges, net	1,354	21,470
6.01.01.05	Financial instruments	-20	-806
6.01.01.06	Depreciation and amortization	3,603	8,489
6.01.01.07	Provision for legal claims	11,776	16,649
6.01.01.08	Provision for profit sharing	1,231	4,237
6.01.01.09	Warranty provision	-834	-1,601
6.01.01.11	Allowance for doubtful accounts	-2,953	4,141
6.01.01.12	Provision for realization of non-financial assets - properties for sale	-9,176	-7,044
6.01.01.14	Provision for impairment losses on disposal group held for sale	-	-215,440
6.01.01.15	Payable for sale of shares	-	107,720
6.01.02	Variation in assets and liabilities	-39,826	82,363
6.01.02.01	Trade accounts receivable	-62,944	47,458
6.01.02.02	Properties for sale	91,696	45,445
6.01.02.03	Other accounts receivable	-6,968	7,581
6.01.02.04	Prepaid expenses	394	-3,473
6.01.02.05	Obligations for purchase of properties and adv. from customers	-29,948	-2,213
6.01.02.06	Taxes and contributions	8,184	-666
6.01.02.07	Suppliers	250	-4,844
6.01.02.08	Salaries and payable charges	560	-291
6.01.02.09	Transactions with related parties	-9,917	1,478
6.01.02.10	Other obligations	-31,133	-8,112
6.02	Net cash from investing activities	-69,114	-4,933
6.02.01	Purchase of property and equipment and intangible assets	-4,316	-3,115
6.02.02	Increase in investments	-499	-77
6.02.03	Redemption of short-term investments	454,562	159,878
6.02.04	Purchase of short-term investments	-518,861	-161,619
6.03	Net cash from financing activities	153,051	-36,427
6.03.01	Capital increase	167	-
6.03.02	Increase in loans, financing and debentures	40,390	52,592
6.03.03	Payment of loans, financing and debentures	-137,654	-115,043
6.03.06	Loan transactions with related parties	-451	4,334
6.03.08	Disposal of treasury shares	-	311
6.03.10	Assignment of receivables	-	21,379
6.03.12	Subscription and payment of common shares	250,599	-
6.05	Net increase (decrease) of cash and cash equivalents	6,926	-13,080
6.05.01	Cash and cash equivalents at the beginning of the period	7,461	19,811
6.05.02	Cash and cash equivalents at the end of the period	14,387	6,731

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 03/31/2018 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,521,152	56,359	-	-1,821,954	-	755,557
5.02	Adjusted prior year	-	-	-	-16,869		-16,869
5.02.01	Adoption CPC 48 (IFRS 9)	-	-	-	-16,869		-16,869
5.03	Opening adjusted balance	2,521,152	56,359	-	-1,838.823	-	738,688
5.04	Capital transactions with shareholders	167	251,305	-	-	-	251,472
5.04.01	Capital increase	167	250,599	-	-	-	250,766
5.04.03	Stock option plan	-	706	-	-	-	706
5.05	Total of comprehensive income (loss)	-	-	-	-55,924	-	-55,924
5.05.01	Net income (loss) for the period	-	-	-	-55,924	-	-55,924
5.07	Closing balance	2,521,319	307,664	-	-1,894,747	-	934,236

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 03/31/2017 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	49,424	-	-861,761	-	1,928,325
5.03	Opening adjusted balance	2,740,662	49,424	-	-861,761	-	1,928,325
5.04	Capital transactions with shareholders	-219,510	1,359	-	-107,720	-	-325,871
5.04.03	Stock option plan	-	1,051	-	-	-	1,051
5.04.05	Treasury shares sold	-	308	-	-	-	308
5.04.08	Capital reduction	-219,510	-	-	-107,720	-	-327,230
5.05	Total of comprehensive income (loss)	-	-	-	-49,397	-	-49,397
5.05.01	Net income (loss) for the period	-	-	-	-49,397	-	-49,397
5.07	Closing balance	2,521,152	50,783	-	-1,018,878	-	1,553,057

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 03/31/2018	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2017 to 03/31/2017
7.01	Revenues	223,538	113,542
7.01.01	Real estate development, sales and services	220,585	117,683
7.01.04	Allowance for doubtful accounts	2,953	-4,141
7.02	Inputs acquired from third parties	-168,153	-107,552
7.02.01	Cost of Sales and/or Services	-140,501	-84,585
7.02.02	Materials, energy, outsourced labor and other	-27,652	-22,967
7.03	Gross value added	55,385	5,990
7.04	Retentions	-3,603	-8,489
7.04.01	Depreciation and amortization	-3,603	-8,489
7.05	Net value added produced by the Company	51,782	-2,499
7.06	Added value received on transfer	-8,619	-48,942
7.06.01	Income from equity method investments	-13,848	-55,371
7.06.02	Financial income	5,229	6,429
7.07	Value added total to be distributed	43,163	-51,441
7.08	Value added distribution	43,163	-51,441
7.08.01	Personnel and payroll charges	15,982	25,952
7.08.01.01	Direct remuneration	15,982	25,952
7.08.02	Taxes and contributions	23,765	13,888
7.08.02.01	Federal	23,765	13,888
7.08.03	Compensation – Interest	59,340	65,836
7.08.03.01	Interest	58,166	64,911
7.08.03.02	Rent	1,174	925
7.08.04	Compensation – Company capital	-55,924	-157,117
7.08.04.03	Net income (Retained losses)	-55,924	-157,117

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 3/31/2018	PRIOR YEAR 12/31/2017
1	Total Assets	2,885,384	2,878,138
1.01	Current Assets	1,749,958	1,732,925
1.01.01	Cash and cash equivalents	23,654	28,527
1.01.01.01	Cash and banks	23,654	28,527
1.01.02	Short-term investments	181,284	118,935
1.01.02.01	Fair value of short-term investments	181,284	118,935
1.01.03	Accounts receivable	508,421	484,761
1.01.03.01	Trade accounts receivable	508,421	484,761
1.01.03.01.01	Receivables from clients of developments	492,989	469,843
1.01.03.01.02	Receivables from clients of construction and services rendered	15,432	14,918
1.01.04	Inventories	849,737	882,189
1.01.04.01	Properties for sale	849,737	882,189
1.01.07	Prepaid expenses	5,136	5,535
1.01.07.01	Prepaid expenses and others	5,136	5,535
1.01.08	Other current assets	181,726	212,978
1.01.08.01	Non current assets for sale	65,798	102,352
1.01.08.03	Others	115,928	110,626
1.01.08.03.01	Other accounts receivable and others	58,259	58,332
1.01.08.03.02	Receivables from related parties	57,419	51,890
1.01.08.03.03	Derivative financial instruments	250	404
1.02	Non current assets	1,135,426	1,145,213
1.02.01	Non current assets	614,976	625,465
1.02.01.03	Accounts receivable	186,897	199,317
1.02.01.03.01	Receivables from clients of developments	186,897	199,317
1.02.01.04	Inventories	336,511	339,797
1.02.01.04.01	Properties for sale	336,511	339,797
1.02.01.09	Others non current assets	91,568	86,351
1.02.01.09.03	Other assets	68,377	64,172
1.02.01.09.04	Receivables from related parties	23,191	22,179
1.02.02	Investments	479,445	479,126
1.02.02.01	Interest in associates and affiliates	479,445	479,126
1.02.03	Property and equipment	23,440	22,342
1.02.03.01	Operation property and equipment	23,440	22,342
1.02.04	Intangible assets	17,565	18,280
1.02.04.01	Intangible assets	17,565	18,280

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 3/31/2018	PRIOR YEAR 12/31/2017
2	Total Liabilities	2,885,384	2,878,138
2.01	Current liabilities	955,491	1,213,686
2.01.01	Social and labor obligations	29,714	27,989
2.01.01.02	Labor obligations	29,714	27,989
2.01.01.02.01	Salaries, payroll charges and profit sharing	29,714	27,989
2.01.02	Suppliers	99,165	98,662
2.01.03	Tax obligations	52,016	46,430
2.01.03.01	Federal tax obligations	52,016	46,430
2.01.04	Loans and financing	335,784	569,250
2.01.04.01	Loans and financing	324,376	481,073
2.01.04.01.01	In Local Currency	324,376	481,073
2.01.04.02	Debentures	11,408	88,177
2.01.05	Other obligations	336,824	355,041
2.01.05.01	Payables to related parties	64,011	63,197
2.01.05.02	Others	272,813	291,844
2.01.05.02.04	Obligations for purchase of properties and advances from customers	142,766	156,457
2.01.05.02.06	Other payables	99,449	104,386
2.01.05.02.07	Obligations assumed on the assignment of receivables	30,598	31,001
2.01.06	Provisions	101,988	116,314
2.01.06.01	Tax, labor and civel lawsuits	101,988	116,314
2.01.06.01.01	Tax lawsuits	728	194
2.01.06.01.02	Labor lawsuits	14,504	19,300
2.01.06.01.04	Civel lawsuits	86,756	96,820
2.02	Non current liabilities	992,989	905,048
2.02.01	Loans and financing	647,684	535,648
2.02.01.01	Loans and financing	491,051	416,112
2.02.01.01.01	Loans and financing in local currency	491,051	416,112
2.02.01.02	Debentures	156,633	119,536
2.02.02	Other obligations	192,539	212,864
2.02.02.02	Others	192,539	212,864
2.02.02.02.03	Obligations for purchase of properties and advances from customers	134,924	152,377
2.02.02.02.04	Other payables	9,723	7,095
2.02.02.02.06	Obligations assumed on the assignment of receivables	47,892	53,392
2.02.03	Deferred taxes	74,473	74,473
2.02.03.01	Deferred income tax and social contribution	74,473	74,473
2.02.04	Provisions	78,293	82,063
2.02.04.01	Tax, labor and civel lawsuits	78,293	82,063
2.02.04.01.01	Tax lawsuits	-	565
2.02.04.01.02	Labor lawsuits	42,867	39,682
2.02.04.01.04	Civel lawsuits	35,426	41,816
2.03	Equity	936,904	759,404
2.03.01	Capital	2,521,319	2,521,152
2.03.02	Capital reserves	307,664	56,359
2.03.02.05	Treasury shares	-29,089	-29,089
2.03.02.07	Capital reserves	250,599	-
2.03.02.09	Reserve for granting stock options	86,154	85,448
2.03.05	Retained earnings/accumulated losses	-1,894,747	-1,821,954
2.03.09	Non-controlling interest	2,668	3,847

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 03/31/2018	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2017 to 03/31/2017
3.01	Gross sales of goods and/or services	213,397	136,539
3.01.01	Revenue from real estate development	234,484	147,521
3.01.03	Taxes on real estate sales and services	-21,087	-10,982
3.02	Cost of sales of goods and/or services	-190,535	-153,706
3.02.01	Cost of real estate development	-190,535	-153,706
3.03	Gross profit	22,862	-17,167
3.04	Operating expenses/income	-59,783	-109,994
3.04.01	Selling expenses	-24,279	-19,056
3.04.02	General and administrative expenses	-18,696	-27,369
3.04.05	Other operating expenses	-16,190	-28,410
3.04.05.01	Depreciation and amortization	-3,985	-8,708
3.04.05.02	Other operating expenses	-12,205	-19,702
3.04.06	Income from equity method investments	-618	-35,159
3.05	Income (loss) before financial results and income taxes	-36,921	-127,161
3.06	Financial	-19,950	-28,560
3.06.01	Financial income	5,344	7,870
3.06.02	Financial expenses	-25,294	-36,430
3.07	Income before income taxes	-56,871	-155,721
3.08	Income and social contribution taxes	-232	-1,346
3.08.01	Current	-232	-1,346
3.09	Income (loss) from continuing operation	-57,103	-157,067
3.10	Income (loss) from descontinuing operation	-	107,720
3.10.01	Net income (loss) from discontinued operations	-	107,720
3.11	Income (loss) for the period	-57,103	-49,347
3.11.01	Income (loss) attributable to the Company	-55,924	-49,397
3.11.02	Net income attributable to non-controlling interests	-1,179	50
3.99	Earnings per Share – (Reais / Share)	-	-
3.99.01	Basic Earnings per Share	-	-
3.99.01.01	ON	-1.47421	-1.84110
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	ON	-1.47421	-1.84110

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 03/31/2018	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2017 to 03/31/2017
4.01	Consolidated Income (loss) for the period	-57,103	-49,347
4.03	Consolidated comprehensive income (loss) for the period	-57,103	-49,347
4.03.01	Income (loss) attributable to the Company	-55,924	-49,397
4.03.02	Net income attributable to the noncontrolling interests	-1,179	50

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 03/31/2018	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2017 to 03/31/2017
6.01	Net cash from operating activities	-62,761	69,998
6.01.01	Cash generated in the operations	-48,803	-68,302
6.01.01.01	Income (loss) before income and social contribution taxes	-56,871	-48,001
6.01.01.02	Income from equity method investments	618	35,159
6.01.01.03	Stock options expenses	-91	2,128
6.01.01.04	Unrealized interest and finance charges, net	3,781	25,761
6.01.01.05	Financial instruments	-20	-806
6.01.01.06	Depreciation and amortization	3,985	8,708
6.01.01.07	Provision for legal claims	11,527	16,736
6.01.01.08	Provision for profit sharing	1,231	4,237
6.01.01.09	Warranty provision	-834	-1,601
6.01.01.11	Allowance for doubtful accounts	-2,953	4,141
6.01.01.12	Provision for realization of non-financial assets - properties for sale	-9,176	-7,044
6.01.01.14	Provision for impairment losses on disposal group held for sale	-	-215,440
6.01.01.15	Payable for sale of shares	-	107,720
6.01.02	Variation in assets and liabilities	-13,958	104,845
6.01.02.01	Trade accounts receivable	-31,059	75,552
6.01.02.02	Properties for sale	81,468	64,955
6.01.02.03	Other accounts receivable	-4,508	6,386
6.01.02.04	Prepaid expenses	399	-4,291
6.01.02.05	Obligations for purchase of properties and adv. from customers	-31,144	-7,522
6.01.02.06	Taxes and contributions	5,586	-4,710
6.01.02.07	Suppliers	110	-9,874
6.01.02.08	Salaries and payable charges	494	297
6.01.02.09	Transactions with related parties	-5,269	-5,573
6.01.02.10	Other obligations	-29,803	-9,029
6.01.02.11	Income tax and social contribution payable	-232	-1,346
6.01.03	Others	-	33,455
6.01.03.01	Net cash from operating activities related to disposal group held for sale	-	33,455
6.02	Net cash from investing activities	-67,216	-44,211
6.02.01	Purchase of property and equipment and intangible assets	-4,368	-77
6.02.02	Increase in investments	-499	-3,616
6.02.03	Redemption of short-term investments	469,903	216,017
6.02.04	Purchase of short-term investments	-532,252	-205,491
6.02.07	Net cash from investing activities related to disposal group held for sale	-	-51,044
6.03	Net cash from financing activities	125,104	-14,406
6.03.01	Capital increase	167	-
6.03.02	Increase in loans, financing and debentures	51,938	75,595
6.03.03	Payment of loans, financing and debentures	-177,149	-151,611
6.03.06	Loan transactions with related parties	-451	4,335
6.03.07	Obligation with investors	-	761
6.03.08	Disposal of treasury shares	-	311
6.03.10	Assignment of receivables	-	21,513
6.03.11	Net cash from financing activities related to disposal group held for sale	-	34,690
6.03.12	Subscription and payment of common shares	250,599	-
6.04	Foreign Exchange Gains and Losses on Cash and Cash Equivalents	-	-17,101
6.05	Net increase (decrease) of cash and cash equivalents	-4,873	-5,720
6.05.01	Cash and cash equivalents at the beginning of the period	28,527	29,534
6.05.02	Cash and cash equivalents at the end of the period	23,654	23,814

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 03/31/2018 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,521,152	56,359	-	-1,821,954	-	755,557	3,847	759,404
5.02	Adjusted prior year	-	-	-	-16. 869	-	-16. 869	-	-16. 869
5.02.01	Adoption CPC 48 (IFRS 9)	-	-	-	-16. 869	-	-16. 869	-	-16. 869
5.03	Opening adjusted balance	2,521,152	56,359	-	-1,838,823	-	738,688	3,847	742,535
5.04	Capital transactions with shareholders	167	251,305	-	-	-	251,472	-	251,472
5.04.01	Capital increase	167	250,599	-	-	-	250,766	-	250,766
5.04.03	Stock option plan	-	706	-	-	-	706	-	706
5.05	Total of comprehensive income (loss)	-	-	-	-55,924	-	-55,924	-1,179	-57,103
5.05.01	Net income (loss) for the period	-	-	-	-55,924	-	-55,924	-1,179	-57,103
5.07	Closing balance	2,521,319	307,664	-	-1,894,747	-	934,236	2,668	936, 904

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 03/31/2017 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	49,424	-	-861,761	-	1,928,325	2,128	1,930,453
5.03	Opening adjusted balance	2,740,662	49,424	-	-861,761	-	1,928,325	2,128	1,930,453
5.04	Capital transactions with shareholders	-219,510	1,359	-	-107,720	-	-325,871	-	-325,871
5.04.03	Stock option plan	-	1,051	-	-	-	1,051	-	1,051
5.04.05	Treasury shares sold	-	308	-	-	-	308	-	308
5.04.08	Capital reduction	-219,510	-	-	-107,720	-	-327,230	-	-327,230
5.05	Total of comprehensive income (loss)	-	-	-	-49,397	-	-49,397	50	-49,347
5.05.01	Net income (loss) for the period	-	-	-	-49,397	-	-49,397	50	-49,347
5.06	Reserves	-	-	-	-	-	-	6,906	6,906
5.06.01	Constitution of reserves	-	-	-	-	-	-	6,906	6,906
5.07	Closing balance	2,521,152	50,783	-	-1,018,878	-	1,553,057	9,084	1,562,141

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 03/31/2018	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2017 to 03/31/2017
7.01	Revenues	234,484	147,521
7.01.01	Real estate development, sales and services	231,531	151,662
7.01.04	Allowance for doubtful accounts	2,953	-4,141
7.02	Inputs acquired from third parties	-183,984	-147,210
7.02.01	Cost of Sales and/or Services	-154,263	-115,731
7.02.02	Materials, energy, outsourced labor and other	-29,721	-31,479
7.03	Gross value added	50,500	311
7.04	Retentions	-3,985	-8,708
7.04.01	Depreciation and amortization	-3,985	-8,708
7.05	Net value added produced by the Company	46,515	-8,397
7.06	Value added received on transfer	4,726	-27,289
7.06.01	Income from equity method investments	-618	-35,159
7.06.02	Financial income	5,344	7,870
7.07	Total value added to be distributed	51,241	-35,686
7.08	Value added distribution	51,241	-35,686
7.08.01	Personnel and payroll charges	18,808	28,209
7.08.01.01	Direct remuneration	18,808	28,209
7.08.02	Taxes and contributions	25,276	17,203
7.08.02.01	Federal	25,276	17,203
7.08.03	Compensation – Interest	63,081	76,019
7.08.03.01	Interest	61,566	74,405
7.08.03.02	Rent	1,515	1,614
7.08.04	Compensation – Company capital	-55,924	-157,117
7.08.04.03	Net income (Retained losses)	-55,924	-157,117

FOR IMMEDIATE RELEASE - São Paulo, May 10th, 2018 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, reports today its financial results for the first quarter ended March 31st, 2018.

GAFISA  REPORTS RESULTS FOR
1Q18

CONFERENCE CALL

May 11, 2018

► 9:30 a.m. Brasília time

In Portuguese

+55 (11) 3127-4971 / 3728-5971 (Brazil)

Code: Gafisa

► 8:30 a.m. US EST

In English

(simultaneous translation from Portuguese)

+1 516 300-1066  (USA)

Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:

+55 (11) 3127-4999

Portuguese: 91219068

English: 23970693

Shares

GFSA3 – B3 (formerly BM&FBovespa)

GFA – NYSE

Total outstanding shares: 44,757,914[1]

Average Daily Traded Volume (1Q18):

R$18.9 million

¹ including 938,044 treasury shares

MANAGEMENT COMMENTS AND HIGHLIGHTS

Despite the uncertainties that remain on Brazil’s economic landscape, with direct and relevant impacts on the real estate segment, particularly for the mid and mid-high income residential segment, the first quarter of 2018 consolidated the inflection point on the gradual improvement process of Gafisa's operational and financial performance, which has been signaled on previous quarters. It's important to mention that this inflection, although more notable and distinct, is still gradual and linear.

We launched one project in March, the Upside Pinheiros (São Paulo/SP), with PSV of R$139 million, reaching an impressive SoS of 77.5%. Such performance, coupled with consistent results on the sales of the inventory of existing units, resulted in gross sales of R$293.5 million in 1Q18, 35% higher year over year and 25% higher quarter over quarter.

Another highlight in the quarter was a significant decrease of cancellations, which dropped to R$57.7 million, what we believe should reflect a new level for the upcoming quarters. As a result of these factors, net pre-sales totaled R$236 million, nearly twice the SoS of 14.4% in 4Q17 and 37.5% in the last 12 months.

Regarding financial performance, net revenue grew by 30% quarter over quarter and 56% year over year, bolstered by inventory sales growth, especially of the more recent projects (2016 and 2017), which have higher work evolution, and are, accordingly, more representative on revenues, as informed on previous quarters.

Sales of more recent projects, with better margins, also contributed to adjusted gross profit reach R$59 million, with an adjusted gross margin of 27.7%, reverting recent negative results. Gross profits considering capitalized interests totaled R$23 million, and gross margin reached 10.7%.

The sensible strategy adopted in recent launches resulted in the balance of R$231 million of Backlog Results (REF) in the quarter, with 37.0% margin to be recognized, 2.2. p.p. higher quarter over quarter, signaling positive prospects for revenue and gross margin.

With our philosophy of austerity and ongoing push to increase efficiency, general and administrative expenses totaled R$19 million, 23% lower quarter over quarter and 32% year over year. Selling expenses came to R$24 million, stable quarter over quarter and 27% higher year over year, reflecting the increase in the number of launches in the period.

Recurring adjusted EBITDA totaled R$3.2 million in 1Q18, which compares to negative R$92.4 million in 4Q17 and negative R$47.3 million in the 1Q17, reflecting the already mentioned improved margins and demonstrating, once again, the results recovery process.

Net financial expenses of R$20 million also showed positive evolution in comparison to the net expenses of R$24 million in 4Q17 and of R$29 million in 1Q17, with the reductions due to the lower Company's indebtedness.

Thus, Gafisa’s net loss came to R$55.9 million in 1Q18, versus a net loss of R$463 million in 4Q17 and R$49 million in 1Q17.

Another highlight of the period was the conclusion of the capital increase process, which totaled R$251 million, and resulted in the postponement of R$456.3 million in corporate debts for 2020 and 2021, substantially reducing the pressure on short-term obligations over cash flow. The successful conclusion of this process enhanced the Company's position to operate in this new cycle of the real estate market.

Following the execution of the Company's strategy to adjust its capital structure, gross debt totaled R$983 million at the end of 1Q18, 11.0% lower quarter over quarter. Net debt, was reduced by 19% quarter over quarter and totaled R$778.5 million. Leverage, as measured by the ratio of net debt to shareholders' equity, fell from 126.1% at the end of 2017 to 81.6% at the end of 1Q18. Excluding project finance, the net debt to shareholders' equity ratio was 9.6%.

Regarding liquidity and cash management, the operating cash flow was negative at R$32 million, due to the reduced number of deliveries in the last periods and accordingly, lower transfer volume. Net cash generation came negative at R$71.9 million.

Even in a scenario still characterized by economic and political uncertainties and as we have signaled in the previous quarters, the evolution on the Company’s operational and financial performance leads us to believe that we are experiencing a gradual and linear inflection of the results. This inflection is a consequence of the strategy adopted over the previous periods, including, but not limited to: assertiveness in launches, deleveraging, focus on inventory sales, and operational and administrative efficiency. We are confident that this positive trend should be confirmed throughout the year, with the increased participation of the more recent projects in Gafisa’s results combined with the recovery of the Brazilian real estate market.

Sandro Gamba

CEO

OPERATIONAL RESULTS

Table 1 - Operational Performance (R$ 000)

	1Q18	4Q17	Q/Q (%)	1Q17	Y/Y (%)
Launches	138,715	90,113	53.9%	-	-
Gross Sales	293,460	216,988	35.2%	235,611	24.6%
Cancellations	(57,702)	(95,407)	-39.5%	(118,214)	-51.2%
Net Pre-Sales	235,757	121,851	93.5%	117,398	100.8%
Sales over Supply (SoS)	14.4%	7.4%	7.0 pp	6.7%	7.7 pp
Delivery PSV	-	41,171	-	265,058	-

Launches

In 1Q18 Gafisa launched the Upside Pinheiros in the City of São Paulo/SP. Although this project was launched at the end of the quarter, it reached a valuable SoS of 77.5% in the period, validating Gafisa’s decision-making process and its careful analysis of the launch process.

Table 2 - Launches (R$ 000)

Project	City	Period	PSV
Upside Pinheiros	São Paulo/SP	1Q18	138,715
TOTAL			138,715

Net Pre-Sales

In 1Q18, gross sales totaled R$293.5 million, 35.2% and 24.6% higher than in 4Q17 and 1Q17, respectively, reflecting not only a good performance of launch sales in the quarter, as previously mentioned, but also a consistent performance of inventory gross sales, which grew by 24.6% year over year and 51.1% quarter over quarter.

Cancellations significantly decreased in 1Q18, 39.5% and 51.2% from 4Q17 and 1Q17, respectively, reflecting lower volume of deliveries in the quarter and a more favorable scenario, which should represent a new level for the upcoming quarters.

As a result of gross sales performance and cancellations in 1Q18, net pre-sales grew by 93.5% and 100.8% from 4Q17 and 1Q17, respectively, and totaled R$235.8 million in the period.

The project launched this quarter accounted for 45.4% of net pre-sales in the period. Out of the R$128.7 million net pre-sales of remaining inventories (launched in 2017 or before) in 1Q18, 69.6% were projects launched until the end of 2015, improving our inventory profile.

Sales over Supply (SoS)

A good performance of launches drove quarterly SoS, which increased from 7.3% in 4Q17 to 14.4% in 1Q18. Gafisa’s efficient business strategy can be seen in SoS LTM, which grew from 32.0% in 4Q17 to 37.5% in 1Q18.

                The inventory at market value reached R$1,396.7 million at the end of 1Q18, 8.8% lower than in 4Q17. Compared to 1Q17, inventory decreased 14.6%, clearly representing the strategy of focusing on the sale of inventories with a reduced number of launches.

Table 3 - Inventory at Market Value 1Q18 x 4Q17 (R$ 000)

	Inventories EoP 4Q17	Launches	Cancellations	Gross Sales	Adjustements¹	Inventories EoP 1Q18	Q/Q(%)
São Paulo	1,212,940	138,715	48,709	(269,845)	(24,877)	1,105,642	-8,8%
Rio de Janeiro	257,314	-	7,466	(18,998)	(13,741)	232,040	-9,8%
Other Markets	61,335	-	1,527	(4,616)	777	59,023	-3,8%
Total	1,531,588	138,715	57,702	(293,460)	(37,840)	1,396,706	-8,8%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

Gafisa continues to maintain a commercial balance between more recent projects and finished units. The inventory of finished units totaled R$446.0 million in 1Q18 (31.9% of total).

The projects inventory located outside of strategic markets, of R$59.0 million, accounts for 4.2% of the total inventory, of which 56.4% are finished units.

Of the total completed inventory, 62.7% are commercial projects. This proportion is due to lower sales speed in this segment, where liquidity still is significantly lower.

Table 4 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 1Q18
São Paulo	94,248	141,996	410,894	245,936	212,569	1,105,642
Rio de Janeiro	-	-	5,707	26,215	200,118	232,040
Other Markets	-	-	25,723	-	33,300	59,023
Total	94,248	141,996	442,323	272,151	445,988	1,396,706

Delivered Projects and Transfer

No deliveries occurred in 1Q18. On March 31st, Gafisa managed the construction of 20 projects, all of which are on schedule according to the Company’s business plan.

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, aiming to maximize the return rates on capital employed. Currently, the Company’s directive is to conclude the sales process of 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, PSV transfers in 1Q18 totaled R$59.0 million, 21.2% lower than in 4Q17 and 42.0% lower than in 1Q17, due to a reduced number of deliveries in 1Q18 compared to previous periods.

                                                                Table 5 – Transfer

	1Q18	4Q17	Q/Q (%)	1Q17	Y/Y (%)
PSV Transferred¹	58,998	74,824	-21.2%	101,744	-42.0%
Delivered Projects	-	1	-	3	-
Delivered Units	-	293	-	610	-
Delivered PSV²	-	41,171	-	265,058	-

¹ PSV transfers refers to the potential sales value of the units transferred to financial institutions;

² PSV = Potential sales value of delivered units.

Landbank

The Company’s landbank, with a PSV of R$3.9 billion, represents 36 potential projects/phases or nearly 7.3 thousand units. Approximately 55% of land was acquired through swaps. In 1Q18, the Company acquired 1 new land area in São Paulo, with potential PSV of R$114.1 million with the cancellation of 1 land area in Rio de Janeiro.

Table 6 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	2,466,636	52.2%	45.4%	6.8%	5,371	6,037
Rio de Janeiro	1,420,604	60.4%	60.4%	0.0%	2,010	2.065
Total	3,887,240	55.7%	51.8%	3.9%	7,381	8,102

Note: The swap percentage is measured compared to the historical cost of land acquisition.

Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ participation in the project.

Table 7 – Changes in the Landbank (1Q18 x 4Q17 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Cancellations	Adjustments	Final Landbank
São Paulo	2,520,511	114,076	138,715	-	(29,235)	2,466,636
Rio de Janeiro	1,774.833	-	-	354,755	526	1,420,604
Total	4,295,344	114,076	138,715	354,755	(28,709)	3,887,240

FINANCIAL RESULTS

Revenue

Net revenues totaled R$213.4 million in 1Q18, up 29.6% from 4Q17 and 56.3% from 1Q17, mainly reflecting the net pre-sales growth of projects launched in 2016 and 2017, which evolved more in its constructions process and, therefore, increased in importance in revenues.

Table 8 – Revenue Recognition (R$ 000)

	1Q18				1Q17
Launches	Net Pre-Sales	% Sales	Revenue	% Revenue	Net Pre-Sales	% Sales	Revenue	% Revenue
2018	107,028	45.4%	-	0.0%	-	0.0%	-	0.0%
2017	22,264	9.4%	75,983	35.6%	-	0.0%	-	0.0%
2016	19,038	8.1%	84,273	39.5%	21,280	18.1%	12,511	9.2%
2015	62,030	26.3%	11,713	5.5%	33,268	28.3%	43,752	32.0%
<2014	25,398	10.8%	41,428	19.4%	62,849	53.5%	80,276	58.8%
Total	235,757	100%	213,398	100.0%	117,398	100%	136,538	100.0%
SP + RJ	232,669	98.7%	211,629	99.2%	112,858	96.1%	137,841	101.0%
Other Markets	3,089	1.3%	1,769	0.8%	4,540	3.9%	(1,302)	-1.0%

Gross Profit & Margin

Adjusted gross profit totaled R$59.1 million in 1Q18, a substantial growth compared to 4Q17 (which was impacted by the impairment in some land areas and inventory units) and 1Q17, with an adjusted gross margin of 27.7%. Improved performance reflects the impact of more recent projects with higher margins on the Company’s results. Adjusted by capitalized interests, the gross profit totaled R$22.9 million in 1Q18, with a gross margin of 10.7%.

Details of Gafisa's gross margin breakdown in 1Q18 are presented below.

Table 9 – Gross Margin (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y (%)
Net Revenue	213,397	164,706	29.6%	136,539	56.3%
Gross Profit	22,862	(170,727)	-	(17,167)	-
Gross Margin	10.7%	-103.7%	-	-12.6%	-
(-) Financial Costs	36,272	25,399	42.8%	37,975	-4.5%
Adjusted Gross Profit [1]	59,134	(145,328)	-	20,808	184.2%
Adjusted Gross Margin [1]	27.7%	-88.2%	-	15.2%	1,247 bps
(-) Landbank impairment	-	147,332	-	-	-
Recurring Adjusted Gross Profit	59,134	2,004	2,850.7%	20,808	184.2%
Recurring Adjusted Gross Margin	27.7%	1.2%	2,649 bps	15.2%	1,247 bps

 ¹ Adjusted by capitalized interests.

Selling, General and Administrative Expenses (SG&A)

In 1Q18, selling, general and administrative expenses came to R$43.0 million, 11.5% lower than in 4Q17 and 7.4% lower than in 1Q17, reflecting a continued pursuit of efficiency gains.

In this regard, general and administrative expenses decreased 22.6% quarter over quarter and 31.7% year over year, totaling R$18.7 million in 1Q18.

Selling expenses came in line with 4Q17 and totaled R$24.3 million in 1Q18. Year over year, selling expenses increased 27.4%, an effect of the launch efforts and marketing expenses in 1Q18.

Table 10 – SG&A Expenses (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y (%)
Selling Expenses	(24,279)	(24,399)	-0.5%	(19,056)	27.4%
G&A Expenses	(18,696)	(24,165)	-22.6%	(27,369)	-31.7%
Total SG&A Expenses	(42,975)	(48,564)	-11.5%	(46,425)	-7.4%

The Other Operating Revenues/Expenses totaled R$12.2 million in 1Q18, down 91.9% from 4Q17, which was impacted by Alphaville’s impairment and down 38.1% from 1Q17. It is worth mentioning the lower litigation expenses in the annual comparison. The table below contains more details on the breakdown of this expense.

Table 11 – Other Operating Revenues/Expenses (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y (%)
Litigation Expenses	(11,776)	(46,417)	-74.6%	(16,736)	-29.6%
Loss on realization of investment valued at fair value	-	(101,953)	-	-	-
Others	(429)	(1,876)	-77.1%	(2,966)	-85.5%
Total	(12,205)	(150,246)	-91.9%	(19,702)	-38.1%

Adjusted EBITDA

The recurring adjusted EBITDA totaled R$3.2 million in 1Q18, compared with negative R$92.4 million in 4Q17 and negative R$47.3 million in 1Q17, reflecting the improved margins already explained.

Table 12 – Adjusted EBITDA (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y (%)
Net Income	(55,924)	(462,615)	-87.9%	(49,977)	11.9%
Discontinued Operation Result [1]	-	-	-	107,720	-
(-) Landbank impairment	-	(147,332)	-	-	-
Adjusted Net Income [1]	(55,924)	(315,283)	-82.3%	(157,117)	-64.4%
(+) Financial Results	19,950	24,249	-17.7%	28,560	-30.1%
(+) Income Taxes	232	(24,773)	-	1,346	-82.8%
(+) Depreciation & Amortization	3,985	31,560	-87.4%	8,708	-54.2%
(+) Capitalized Interests	36,272	25,399	42.8%	37,975	-4.5%
(+) Expenses w Stock Option Plan	(91)	2,067	-	2,128	-
(+) Minority Shareholders	(1,179)	(161)	632.3%	50	-
(+) AUSA Income Effect	-	62,569	-	31,024	-
(+) Effect of impairment of investment in AUSA	-	101,953	-	-	-
Recurring Adjusted EBITDA [2]	3,245	(92,420)	-	(47,326)	-
(+) Landbank impairment	-	(147.332)	-	-	-
Adjusted EBITDA [1]	3,245	(239,752)	-	(47,326)	-

¹ Sale of Tenda shares;

² Adjusted by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income.

Financial Results

In 1Q18, financial results totaled R$5.3 million, 11.7% lower than in 4Q17 and 32.1% lower than in 1Q17, mainly reflecting the interest rate drop incurring on balance of cash equivalents in the period. Financial expenses reached R$25.3 million, compared to R$30.3 million in 4Q17 and R$36.4 million in 1Q17, driven by lower debt balance in the period.

Thus, the net financial result was negative R$19.9 million in 1Q18, compared to negative net financial result of R$24.2 million in 4Q17 and R$28.6 million in 1Q17.

Net Income

As a result of previously discussed events, the Company posted a net loss of R$55.9 million, compared to a net loss of R$462.6 million in 4Q17 and R$49.4 million in 1Q17.

Table 13 – Net Income (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y (%)
Net Revenue	213,397	164,706	29.6%	136,539	56.3%
Gross Profit	22,862	(170,727)	-	(17,167)	-
Gross Margin	10.7%	-103.7%	11437 bps	-12.6%	2329 bps
(-) Landbank Impairment	-	(147,332)	-	-	-
Recurring Adjusted Gross Profit [1]	59,134	2,004	2850.7%	20,808	184.2%
Recurring Adjusted Gross Margin	27.7%	1.2%	2649 bps	15.2%	1247 bps
Recurring Adjusted EBITDA [2]	3,245	(92,420)	-	(47,326)	-
Recurring Adjusted EBITDA Margin	1.5%	-56.1%	5763 bps	-34.7%	3618 bps
Income from Discontinued Operations [3]	-	-	-	107,720	-
Adjusted Net Income [4]	(55,924)	(315,283)	-82.3%	(157,117)	-64.4%
( - ) Equity income from Alphaville	-	(62,569)	-	(31,024)	-
( - ) Impairment of investment in Alphaville	-	(127,429)	-	-	-
Adjusted Net Income (ex-AUSA)	(55,924)	(125,285)	-55.4%	(126,093)	-55.6%

¹ Adjusted by capitalized interests;

² Adjusted by note 1, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;

³ Sale of Tenda shares;

4 Adjusted by item 3.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$231.3 million at the end of 1Q18, with margin to be recognized of 37.0%, 2.2. p.p. higher than 4Q17. The backlog performance reflects the good execution of the launches of the year, signaling a positive outlook for revenue volume and gross profit in the next quarters.

Table 14 – Backlog Results (REF) (R$ 000)

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y(%)
Backlog Revenues	625,251	620,821	0.7%	490,329	27.5%
Backlog Costs (units sold)	(393,999)	(405,064)	-2.7%	(312,503)	26.1%
Backlog Results	231,253	215,758	7.2%	177,826	30.0%
Backlog Margin	37.0%	34.8%	223 bps	36.3%	72 bps

 Note: Backlog results net of PIS/COFINS taxes (3.65%) and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

 Backlog results comprise the projects restricted by condition precedent.

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On March 31st, 2018, cash and cash equivalents and marketable securities totaled R$204.9 million, 39.0% higher than on December 31st, 2017, mainly reflecting the cash inflow from capital increase, concluded in the quarter.

Receivables

At the end of 1Q18, total accounts receivables totaled R$1.4 billion, a 2.5% increase compared to 4Q17. On March 31st, 2018, the Company had approximately R$346.5 million in accounts receivable from finished units.

Table 15 – Total Receivables (R$ 000)

	1Q18	4Q17	Q/Q (%)	1Q17	Y/Y (%)
Receivables from developments (off balance sheet)	648,938	644,340	0.7%	508,904	27.5%
Receivables from PoC- ST (on balance sheet)	508,421	484,761	8.4%	665,071	-21.0%
Receivables from PoC- LT (on balance sheet)	186,897	199,317	-6.2%	241,563	-22.6%
Total	1,344,256	1,328,418	2.5%	1,415,538	-3.8%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Table 16 – Receivables Schedule (R$ 000)

	Total	2018	2019	2020	2021	2022 – and after
Receivables from PoC	695,318	421,912	161,421	89,372	17,571	5,042

Cash Generation

The operating cash generation was negative in R$31.9 million in the 1Q18, mainly due to the lower volume of delivered projects and consequent reduction in transfers, and higher construction cost due to the start of construction works in certain projects.

Table 17 – Cash Generation (R$ 000)

1Q18
Availabilities [1]	204,938
Change in Availabilities (1)	57,476
Total Debt + Investor Obligations	983,468
Change in Total Debt + Investor Obligations (2)	-121,430
Capital Increase (3)	250,766
Cash Generation in the period (1) - (2) - (3)	-71,860

¹ Cash and cash equivalents, and marketable securities.

Liquidity

On February 28th, 2018, Gafisa’s Board of Directors ratified the capital increase approved at the Extraordinary General Meeting of December 2017. The capital increase, totaling R$250.8 million, contributed to adjust the capital structure and reinforces the Company’s position to operate in this new growth cycle of the real estate market.

At the end of 1Q18, the Company’s Net Debt/Shareholders’ Equity ratio was 81.6%, compared to 126.1% at the end of 4Q17, mainly reflecting the Company’s capital increase. Excluding project finance, the Net Debt/Shareholders’ Equity ratio was 9.6%.

In 1Q18, the gross debt reached R$983.5 million, down 11.0% q-o-q, with an expressive 38.0% reduction y-o-y. The net debt amounted to R$778.5 million, 18.7% and 42.2% lower than in 4Q17 and 1Q17, respectively.

Table 18 – Debt and Investor Obligations (R$ 000)

	1Q18	4Q17	Q/Q (%)	1Q17	Y/Y (%)
Debentures - FGTS (A)	-	-	-	311,202	-
Debentures – Working Capital (B)	168,041	207,713	-19.1%	140,485	19.6%
Project Financing SFH – (C)	686,728	733,103	-6.3%	970,370	-29.2%
Working Capital (D)	128,699	164,082	-21.6%	165,256	-22.1%
Total (A)+(B)+(C)+(D) = (E)	983,468	1,104,898	-11.0%	1,587,313	-38.0%
Investor Obligations (F)	-	-	-	1,999	-
Total Debt (E)+(F) = (G)	983,468	1,104,898	-11.0%	1,589,312	-38.1%
Cash and Availabilities¹ (H)	204,938	147,462	39.0%	236,934	-13.5%
Net Debt (G)-(H) = (I)	778,530	957,436	-18.7%	1,352,378	-42.4%
Equity + Minority Shareholders (J)	936,904	759,404	25.6%	1,562,141	-38.9%
(Net Debt) / (PL) (I)/(J) = (K)	83.1%	126.1%	-4445 bps	86.6%	-495 bps
(Net Debt – Proj. Fin.) / Equity (I)-((A)+(C))/(J) = (L)	9.8%	29.5%	-1992 bps	4.5%	509 bps

¹ Cash and cash equivalents and marketable securities.

The Company ended 1Q18 with R$335.8 million in total debt maturing in the short term, or 34.1% of the total debt, compared to 51.5% at the end of 4Q17. We point out that Gafisa renegotiated the maturity of debts expiring in 2018 and 2019 in the approximate amount of R$456.3 million for 2020 and 2021, which was a precedent condition to the capital increase mentioned above. On March 31st, 2017, the consolidated debt average cost was 11.59% p.a.

                                                    Table 19 – Debt Maturity

(R$ 000)	Average Cost (a.a.)	Total	Until Mar/19	Until Mar/20	Until Mar/21	Until Mar/22
Debentures – Working Capital (B)	CDI + 3.0% / CDI + 5.25% / IPCA + 8.37%	168,041	11,408	115,112	41,521	-
Project Financing (C)	TR + 8.30% to 14.19% / 12.87% and 143% CDI	686,728	266,056	201,909	173,475	45,288
Working Capital (D)	135% CDI / CDI + 2.5% / CDI + 3% / CDI + 4.25% / CDI + 5%	128,699	58,320	17,139	47,009	6,231
Total Debt (A)+(B)+(C)+(D) = (E)		983,468	335,784	334,160	262,005	51,519
% of Total Maturity per period			34.1%	34.0%	26.6%	5.2%
Project debt maturing as % of total debt ((A)+ (C))/ (E)			79.2%	60.4%	66.2%	87.9%
Corporate debt maturing as % of total debt ((B)+(D))/ (E)			20.8%	39.6%	33.8%	12.1%
Ratio Corporate Debt / Mortgage	30.2% / 69.8%

São Paulo, May 10th, 2018.

Alphaville Urbanismo SA releases its results for the first quarter of 2018.

Financial Results

In the first quarter of 2018, net revenues were R$ 86 million and net profit was R$-92 million.

	1Q18	1Q17	1Q18 vs. 1Q17
Net revenues	86	61	39%
Net income	-92	-103	n/a

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Financial Statements

	1Q18	4Q17	Q/Q (%)	1Q17	Y/Y (%)
Net Revenue	213,397	164,706	29.6%	136,539	56.3%
Operating Costs	(190,535)	(335,433)	-43.2%	(153,706)	24.0%
Gross Profit	22,862	(170,727)	-	(17,167)	-
Gross Margin	10.7%	-103.7%	-	-12,6%	-
Operating Expenses	(59,783)	(292,573)	-79.6%	(109,994)	-45.6%
Selling Expenses	(24,279)	(24,399)	-0.5%	(19,056)	27.4%
General and Administrative Expenses	(18,696)	(24,165)	-22.6%	(27,369)	-31.7%
Other Operating Revenue/Expenses	(12,205)	(150,246)	-91.9%	(19,702)	-38.1%
Depreciation and Amortization	(3,985)	(31,560)	-87.4%	(8,708)	-54.2%
Equity Income	(618)	(62,203)	-99.0%	(35,159)	-98.2%
Operational Result	(36,921)	(463,300)	-92.0%	(127,161)	-71.0%
Financial Income	5,344	6,053	-11.7%	7,870	-32.1%
Financial Expenses	(25,294)	(30,302)	-16.5%	(36,430)	-30.6%
Net Income Before taxes on Income	(56,871)	(487,549)	-88.3%	(155,721)	-63.5%
Deferred Taxes	-	25,932	-	-	-
Income Tax and Social Contribution	(232)	(1,159)	-80.0%	(1,346)	-82.8%
Net Income After Taxes on Income	(57,103)	(462,776)	-87.7%	(157,067)	-63.6%
Continued Op. Net Income	(57,103)	(462,776)	-87.7%	(157,067)	-63.6%
Discontinued Op. Net Income	-	-	-	107,720	-
Minority Shareholders	(1,179)	(161)	632.3%	50	-
Net Income	(55,924)	(462,615)	-87.9%	(49,397)	13.2%

Consolidated Balance Sheet

	1Q18	4Q17	Q/Q(%)	1Q17	Y/Y(%)
Current Assets
Cash and Cash equivalents	23,654	28,527	-17.1%	23,814	-0.7%
Securities	181,284	118,935	52.4%	213,120	-14.9%
Receivables from clients	508,421	484,761	8.4%	665,071	-21.0%
Properties for sale	849,737	882,189	-3.7%	1,058,742	-19.7%
Other accounts receivable	115,928	110,626	4.8%	76,656	51.2%
Prepaid expenses and other	5,136	5,535	-7.2%	6,839	-24.9%
Land for sale	65,798	102,352	-35.7%	3.270	1912.2%
Long-term Assets for sale	-	-	-	1,412.682	-
Subtotal	1,749,958	1,732,925	2.0%	3,460.194	-48.9%

Long-term Assets
Receivables from clients	186,897	199,317	-6.2%	241,563	-22.6%
Properties for sale	336,511	339,797	-1.0%	599,046	-43.8%
Other	91,568	86,351	6.0%	93,983	-2.6%
Subtotal	614,976	625,465	-1.7%	934,592	-34.2%
Intangible, Property and Equipment	41,005	40,622	0.9%	47,113	-13.0%
Investments	479,445	479,126	0.1%	764,852	-37.3%

Total Assets	2,885,384	2,878,138	0.8%	5,206,751	-44.3%

Current Liabilities
Loans and financing	324,376	481,073	-32.6%	650,152	-50.1%
Debentures	11,408	88,177	-87.1%	335,317	-96.6%
Obligations for purchase of land advances from customers	142,766	156,457	-8.8%	194,283	-26.5%
Material and service suppliers	99,165	98,662	0.5%	68,788	44.2%
Taxes and contributions	52,016	46,430	12.0%	47,132	10.4%
Other	325.760	342,887	-5.0%	399,735	-18.5%
In Natura Dividends	-			327,230
Liabilities on Assets from Discontinued Operations	-	-	-	653,204	-
Subtotal	955,491	1,213,686	-21.3%	2,675,841	-64.3%

Long-term liabilities
Loans and financings	491,051	416,112	18.0%	485,474	1.1%
Debentures	156,633	119,536	31.0%	116,370	34.6%
Obligations for Purchase of Land and advances from customers	134,924	152,377	-11.5%	93,892	43.7%
Deferred taxes	74,473	74,473	0.0%	100,405	-25.8%
Provision for Contingencies	78,293	82,063	-4.6%	84,720	-7.6%
Other	57,615	60,487	-4.7%	87,908	-34.5%
Subtotal	992,989	905,048	9.7%	968,769	2.5%

Shareholders’ Equity
Shareholders’ Equity	934,236	755,557	25.9%	1,553,057	-38.8%
Minority Shareholders	2,668	3,847	-30.6%	9,084	-70.6%
Subtotal	936,904	759,404	25.6%	1,562,141	-38.9%
Total Liabilities and Shareholders’ Equity	2,885,384	2,878,138	0.8%	5,206,751	-44.3%

Consolidated Cash Flow

	1Q18	1Q17
Net Income (Loss) before taxes	(56,871)	(48,001)
Expenses/revenues that does not impact working capital	8,068	(20,301)
Depreciation and amortization	3,985	8,708
Impairment	(9,176)	(7,044)
Expense with stock option plan	(91)	2,128
Unrealized interest and fees, net	3,781	25,761
Equity Income	618	35,159
Provision for guarantee	(834)	(1,601)
Provision for contingencies	11,527	16,736
Profit Sharing provision	1,231	4,237
Provision (reversal) for doubtful accounts	(2,953)	4,141
Gain / Loss of financial instruments	(20)	(806)
Provision for impairment of discontinued operation	-	(215,440)
Stock sale update	-	107,720
Clients	(31,059)	75,552
Properties held for sale	81,468	64,955
Other accounts receivable	(4,508)	6,386
Prepaid expenses and differed sales expenses	399	(4,291)
Obligations on land purchase and advances from clients	(31,144)	(7,522)
Taxes and contributions	5,586	(4,710)
Providers	110	(9,874)
Payroll, charges and provision for bonuses	494	297
Other liabilities	(29,803)	(9,029)
Related party operations	(5,269)	(5,573)
Taxes paid	(232)	(1,346)
Cash provided by/used in operating activities /discontinued operation	-	33,455
Net cash from operating activities	(62,761)	69,998
Investment Activities	-	-
Purchase of fixed and intangible asset	(4,368)	(3,616)
Capital contribution in subsidiaries	(499)	(77)
Redemption of securities, collaterals and credits	469,903	216,017
Securities application and restricted lending	(532,252)	(205,491)
Cash provided by/used in investment activities / discontinued operation	-	(51,044)
Net cash from investment activities	(67,216)	(44,211)
Funding Activities	-	-
Related party contributions	(451)	762
Addition of loans and financing	51,938	75,595
Amortization of loans and financing	(177,149)	(151,611)
Assignment of credit receivables, net	-	21,513
Related Parties Operations	-	4,335
Sale of treasury shares	-	310
Cash provided by/used in financing activities/ discontinued operation	-	34,690
Capital Increase	167	-
Subscription and integralization of ordinary shares	250,599	-
Net cash from financing activities	125,104	(14,406)
Net cash variation for sales operations	-	(17,101)
Increase (decrease) in cash and cash equivalents	(4,873)	11,381
Beginning of the period	28,527	29,534
End of the Period	23,654	23,814
Increase (decrease) in cash and cash equivalents	(4,873)	11,381

Gafisa is one of Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the well-being, comfort, and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also participates through its 30% interest in Alphaville, a leading urban developer in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the B3 – Brasil, Bolsa, Balcão  (B3:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

 This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

IR Contacts

Carlos Calheiros

Fernando Campos

Telephone: +55 11 3025-9242

Email: ri@gafisa.com.br

IR Website: www.gafisa.com.br/ri

Media Relations

Máquina Cohn & Wolfe

Marilia Paiotti / Bruno Martins

Telephone: +55 11 3147-7463

Fax: +55 11 3147-7438

E-mail: gafisa@grupomaquina.com

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa) and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. The controlled entities substantially share managerial and operating structures, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On February 28, 2018, the Board of Directors partially ratified the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, considering the subscription and contribution of 16,717,752 new common shares, at a price per share of R$15.00, of which R$0.01 per share allocated to capital, and R$14.99 per share allocated to capital reserve, totaling R$167 and R$250,599, respectively. The capital increase is included in the Company’s plans for reinforcing cash availability, strengthening its capital structure in view of the current indebtedness level, as well as making viable the Company’s strategic and operational positioning for a new cycle of the real estate market.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.   Basis of presentation and preparation of individual and consolidated quarterly information

On May 10, 2018, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and authorized their disclosure.

The Quarterly Information (ITR) were prepared in accordance with the Accounting Pronouncements Committee (CPC) Technical Pronouncement (CPC) 21 (R1) – Interim Financial Reporting, considering the guidance provided in oficio circular/CVM/SNC/SEP 01/2018 related to the application of Technical Orientation - OCPC 04, issued by the CPC and approved by the Brazilian Securities and Exchange Commission (“CVM”) and the Federal Accounting Council (CFC), about the revenue recognition over time, as well as presented consistently with the rules issued by the CVM applicable to the ITR preparation.

Except for the changes described in Note 3, the quarterly information were prepared using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2017. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2017.

The individual quarterly information of the Company is not considered in compliance with the International Financial Reporting Standards (IFRS), once it considers the capitalization of interest on qualifying assets of investees in the individual quarterly information of the Company.

The quarterly information was prepared on a going concern basis. Management periodically makes an assessment of the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Brazilian Reais, except as otherwise stated.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies --Continued

2.1.   Basis of presentation and preparation of individual and consolidated quarterly information --Continued

2.1.1.    Consolidated quarterly information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated financial statements and the fiscal year of these companies is the same of the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2017.

2.1.2.    Statement of Cash Flows

In view of the disclosure of the discontinued operations related to Construtora Tenda S.A. in 2017, and in line with CPCs 03 – Statement of Cash Flows and CPC 31 - Non-current Assets Held for Sale and Discontinued Operations, the information on operating, financing and investing activities related to discontinued operations are presented in separated lines in the Statement of Cash Flows of the Company for the periods ended March 31, 2017. Accordingly, the line item "Foreign Exchange Gains and Losses on Cash and Cash Equivalents", shown in the Statement of Cash Flows for the period ended March 31, 2017, refers to the net increase (decrease) in cash and cash equivalents of discontinued operations and is being presented in this line item as it is impossible to change the line item’s name in this Quarterly Information Form.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.    New standards, changes and interpretation of standards issued and not yet adopted

The following standards enter into effect on January 1, 2018:

(i)             The IFRS 15 – Revenue from Contracts with Customers (CPC 47) introduces new requirements for measurement and timing of revenue recognition. For the specific case of the real estate development sector, maintaining the POC revenue recognition method or adopting the method of keys, for example, depends on the contractual analyses made by Management. In view of the Oficio circular CVM/SNC/SEP/ 01/2018, issued by CVM’s technical area, which instructed entities to keep following the provisions of OCPC 04 – Application of the Technical Interpretation 02 to the Brazilian Real Estate Development Entities, currently in effect, the Company continued to recognize revenue using the POC method for the period ended March 31, 2018.

(ii)            The IFRS 9 – Financial Instruments (CPC 48) includes, among others, new models for classification and measurement of financial instruments, and measurement of prospective expected credit losses for financial and contractual assets.

Based on its evaluation, the Company concluded that the new classification requirements did not have a significant impact on the recognition of financial assets measured at fair value.

Additionally, according to CPC 48, expected losses are measured using one of the following bases: 12-month expected credit losses, and full lifetime expected credit losses. Therefore, the Company carried out the measurement of the allowance regarding the expected credit losses on contracts sold, which is recorded together with the recognition of the respective revenue.

The impact from the first-time adoption on the opening statement of financial position as of January 1, 2018 is as follows:

	Company			Consolidated
	Originally reported balances	Impact from applying the CPC 48	Balances after applying the CPC 48 as of 01/01/2018	Originally reported balances	Impact from applying the CPC 48	Balances after applying the CPC 48 as of 01/01/2018
Statement of financial position
Assets
Trade accounts receivable of development and services	371,228	(16,869)	354,359	484,761	(16,869)	467,892
Other current assets	998,284	-	998,284	1,248,164	-	1,248,164
Total current assets	1,369,512	(16,869)	1,352,643	1,732,925	(16,869)	1,716,056
Total non-current assets	2,169,397	-	2,169,397	1,145,213	-	1,145,213
Total Assets	3,538,909	(16,869)	3,522,040	2,878,138	(16,869)	2,861,269

Liabilities
Total current liabilities	1,984,597	-	1,984,597	1,213,686	-	1,213,686
Total non-current liabilities	798,755	-	798,755	905,048	-	905,048
Total equity	755,557	(16,869)	738,688	759,404	(16,869)	742,535
Total liabilities and equity	3,538,909	(16,869)	3,522,040	2,878,138	(16,869)	2,861,269

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.   Cash and cash equivalents

	Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Cash and banks	14,387	7,461	23,654	28,527
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	14,387	7,461	23,654	28,527

4.2.   Short-term investments

	Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Fixed-income funds	140,595	62,676	141,684	66,885
Government bonds (LFT) (a)	-	1,164	-	1,207
Securities purchased under resale agreements (a)	-	2,913	-	3,019
Bank certificates of deposit (b)	26,579	36,847	26,666	37,025
Restricted cash in guarantee to loans	371	366	371	366
Restricted credits	7,699	6,979	12,563	10,433

Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	175,244	110,945	181,284	118,935

(a)   On January 12, 2018 the Company discontinued Fundo Square, settling the LFT transactions and the securities purchased under resale agreements linked to the Fundo Like.

(b)   As of March 31, 2018, Bank Certificates of Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 90% to 101.2% (from 90% to 100.8% as of December 31, 2017) of Interbank Deposit Certificates (CDI).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 4.2 to the financial statements as of December 31, 2017.

5.    Trade accounts receivable of development and services

	Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Real estate development and sales	622,381	563,070	743,973	717,006
( - ) Allowance for doubtful accounts	(46,875)	(32,959)	(46,875)	(32,959)
( - ) Present value adjustments	(14,776)	(12,448)	(17,212)	(14,887)
Services and construction and other receivables	14,871	14,167	15,432	14,918

Total trade accounts receivable of development and services (Note 20.i.d and 20.ii.a)	575,601	531,830	695,318	684,078

Current	428,979	371,228	508,421	484,761
Non-current	146,622	160,602	186,897	199,317

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Past due:
Up to 90 days	35,900	33,935	50,037	70,403
From 91 to 180 days	10,739	9,338	17,125	17,861
Over 180 days	80,035	80,708	101,544	100,581
	126,674	123,981	168,706	188,845

Falling due:
2018	266,506	280,801	300,432	329,821
2019	147,399	90,498	175,111	114,718
2020	75,016	74,821	90,795	89,099
2021	17,845	3,527	18,870	4,414
2022 onwards	3,812	3,609	5,491	5,027
	510,578	453,256	590,699	543,079

( - ) Present value adjustment	(14,776)	(12,448)	(17,212)	(14,887)
( - ) Allowance for doubtful account and cancelled contracts	(46,875)	(32,959)	(46,875)	(32,959)

	575,601	531,830	695,318	684,078

The changes in the allowance for doubtful accounts for the period ended March 31, 2018 is as follows:

Company and Consolidated
03/31/2018

Balance at December 31, 2017	(32,959)
CPC 48 first-time adoption at 01/01/2018 (Note 3)	(16,869)
Additions (Note 22)	(249)
Write-offs / Reversals (Note 22)	3,202
Balance at March 31, 2018	(46,875)

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 5 to the financial statements as of December 31, 2017.

6.    Properties for sale

	Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Land	503,516	493,422	564,346	544,057
( - ) Provision for loss on realization of land	(102,249)	(98,752)	(102,249)	(98,752)
( - ) Present value adjustment	(11,674)	(9,689)	(11,828)	(9,829)
Property under construction (Note 29)	390,293	410,797	491,440	507,619
Completed units	293,195	327,842	320,648	359,601
( - ) Provision for loss on realization of properties under construction and completed units	(76,109)	(80,710)	(76,109)	(80,710)

Total properties for sale	996,972	1,042,910	1,186,248	1,221,986

Current portion	711,171	753,748	849,737	882,189
Non-current portion	285,801	289,162	336,511	339,797

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.    Properties for sale --Continued

In the period ended March 31, 2018, the change in the provision for loss on realization is summarized as follows:

Company and Consolidated
Balance at December 31, 2017	(179,462)
Reclassification of land available for sale (Note 8.1)	(3,497)
Write-offs	4,601
Balance at March 31, 2018	(178,358)

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 6 to the financial statements as of December 31,2017.

7.    Other assets

	Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Advances to suppliers	4,603	2,081	5,277	5,358
Recoverable taxes (IRRF, PIS, COFINS, among other)	24,461	26,808	31,308	33,623
Judicial deposits (Note 16)	87,281	80,903	90,051	83,523
Total other assets	116,345	109,792	126,636	122,504

Current portion	50,082	47,640	58,259	58,332
Non-current portion	66,263	62,152	68,377	64,172

8.    Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2017	113,824	(68,827)	44,997	233,522	(131,170)	102,352
Reclassification to Properties for Sale (Note 6)	(40,262)	3,497	(36,765)	(40,262)	3,497	(36,765)
Additions (Note 23)	237	-	237	265	-	265
Reversals/ Write-offs	(4,629)	4,575	(54)	(4,629)	4,575	(54)
Balance at March 31, 2018	69,170	(60,755)	8,415	188,896	(123,098)	65,798

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8. Non-current assets held for sale --Continued

8.2 Disposal group held for sale and profit or loss of discontinued operations

	Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Reversal of impairment loss (i)	-	215,440	-	215,440
Portion related to payable for sale of shares (iii)	-	(107,720)	-	(107,720)
Impairment loss on Tenda’s profit or loss	-	(18,940)	-	(18,940)
Tenda’s profit or loss for the period ended March 31, 2017 (ii)	-	18,940	-	18,940
Profit or loss of discontinued operations	-	107,720	-	107,720

(i) The measurement of non-current assets held for sale at the lower of the carrying value and the fair value less cost to sell. For the period ended March 31, 2017, the fair value of discontinued operations was adjusted, considering the weighted average price per share for exercising preemptive rights at R$12.12.

(ii) Amount of the profit or loss from discontinued operations, net of the eliminations related to intercompany transactions.

(iii) Amount of R$107,720 related to the obligation to sell 50% of Construtora Tenda S.A.’s shares for the price of R$8.13 per share, settled on May 4, 2017, reflected in the profit or loss of discontinued operations, in order to reflect the difference between the fair value of the group of assets held for sale and the effective selling price.

For the period ended March 31, 2017, the Company carried out the remeasurement of the fair value of the disposal group held for sale, related to Construtora Tenda S.A., considering the weighted average value per share for exercising preemptive rights traded over the period between March 17 and 31, 2017, as measurement basis, leading to the price of R$12.12 per share, and, accordingly, valuing Construtora Tenda S.A. at R$754,460.

The main lines of the statements of profit or loss and cash flows of the subsidiary Tenda are as follows:

Statement of profit or loss	Period ended 03/31/2017	Cash flow	Period ended 03/31/2017

Net operating revenue	324,687	Operating activities	33,455
Operating costs	(217,372)	Investing activities	(51,044)
Operating expenses, net	(81,099)	Financing activities	34,690
Depreciation and amortization	(3,272)
Income from equity method investments	89
Financial income (expenses)	(663)
Income tax and social contribution	(4,533)
	17,837
Non-controlling interests	(1,103)
Net income for the year	18,940

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees

(i)     Information on subsidiaries, jointly-controlled investees and associates

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		03/31/2018	12/31/2017	03/31/2018	03/31/2018	03/31/2018	12/31/2017	03/31/2018	03/31/2017	03/31/2018	12/31/2017	03/31/2018	03/31/2017	03/31/2018	12/31/2017	03/31/2018	03/31/2017

Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	84,645	15,849	68,796	69,956	(1,160)	(7,829)	68,796	69,956	(1,160)	(7,829)	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	66,226	4,334	61,892	62,073	(182)	(192)	61,892	62,073	(182)	(192)	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	74,637	17,911	56,726	56,743	(17)	1,740	56,726	56,743	(17)	1,740	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	57,849	6,819	51,030	51,214	(184)	(7)	51,030	51,214	(184)	(7)	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	46,653	704	45,949	46,135	(185)	(190)	45,949	46,135	(185)	(190)	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	48,446	2,501	45,945	45,968	(24)	135	45,945	45,968	(24)	135	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	46,083	1,712	44,371	44,372	(1)	(371)	44,371	44,372	(1)	(371)	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	44,220	485	43,735	43,809	(74)	60	43,735	43,809	(74)	60	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	60,938	17,404	43,534	49,255	(5,721)	(187)	43,534	49,255	(5,721)	(187)	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	121,317	78,546	42,771	40,744	2,027	558	42,771	40,744	2,027	558	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	40,948	1,050	39,898	40,084	(186)	66	39,898	40,084	(186)	66	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	38,037	608	37,429	37,469	(41)	(37)	37,429	37,469	(41)	(37)	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	100%	36,136	110	36,026	36,026	-	-	36,026	36,026	-	-	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda.	-	100%	100%	39,708	9,176	30,532	30,909	(377)	(73)	30,532	30,909	(377)	(73)	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	29,528	6	29,522	29,522	(1)	2	29,522	29,522	(1)	2	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	43,473	14,804	28,669	29,635	(966)	246	28,669	29,635	(966)	246	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	27,927	972	26,955	26,913	42	(1,668)	26,955	26,913	42	(1,668)	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	26,597	8	26,589	26,581	9	5	26,589	26,581	9	5	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	38,556	14,501	24,055	24,142	(88)	(367)	24,055	24,142	(88)	(367)	-	-	-	-
Verdes Pracas Incorp. Imobi. SPE Ltda.	-	100%	100%	25,622	3,058	22,564	22,565	(1)	289	22,564	22,565	(1)	289	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	21,925	95	21,830	21,831	(1)	-	21,830	21,831	(1)	-	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	19,561	32	19,529	19,548	(19)	(398)	19,529	19,548	(19)	(398)	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	17,959	1	17,958	17,958	-	-	17,958	17,958	-	-	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	17,751	164	17,587	17,557	30	(253)	17,587	17,557	30	(253)	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,172	12,667	16,505	16,466	39	391	16,505	16,466	39	391	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	16,486	208	16,278	16,276	1	12	16,278	16,276	1	12	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	15,756	118	15,638	15,663	(25)	19	15,638	15,663	(25)	19	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	15,590	6	15,584	15,596	(12)	-	15,584	15,596	(12)	-	-	-	-	-
Gafisa Vendas Interm. Imobiliaria Ltda	-	100%	100%	20,550	6,353	14,197	17,727	(3,531)	(3,403)	14,197	17,727	(3,531)	(3,403)	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	196,225	182,397	13,828	13,480	349	42	13,828	13,480	349	42	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	12,667	167	12,500	12,505	(5)	(1,146)	12,500	12,505	(5)	(1,146)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	11,306	284	11,022	11,014	9	15	11,022	11,014	9	15	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	9,208	350	8,858	8,872	(14)	(45)	8,858	8,872	(14)	(45)	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	9,611	1,164	8,447	8,440	6	(14)	8,447	8,440	6	(14)	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	7,948	1	7,947	7,948	(1)	(1)	7,947	7,948	(1)	(1)	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	65%	65%	7,236	55	7,181	7,181	-	1	7,181	7,181	-	1	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,123	470	6,653	6,663	(10)	(11)	6,653	6,663	(10)	(11)	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	8,626	2,200	6,426	6,470	(44)	-	6,426	6,470	(44)	-	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	15,970	10,066	5,904	6,101	(197)	(2,705)	5,904	6,101	(197)	(2,705)	-	-	-	-
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	5,410	402	5,008	5,069	(61)	(8)	5,008	5,069	(61)	(8)	-	-	-	-
OCPC01 Adjustment – capitalized	(a)			-	-	-	-	-	-	23,194	22,805	388	(4,948)	-	-	-	-
Other (*)				54,242	9,141	45,101	48,004	(2,915)	(1,678)	42,431	44,158	(1,727)	(289)	-	-	-	-
Subtotal Subsidiaries				1,517,868	416,899	1,100,969	1,114,484	(13,531)	(17,002)	1,121,493	1,133,443	(11,955)	(20,561)	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees --Continued

(I) Information on subsidiaries, jointly-controlled investees and associates --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Jointly-controlled investees:		03/31/2018	12/31/2017	03/31/2018	03/31/2018	03/31/2018	12/31/2017	03/31/2018	03/31/2017	03/31/2018	12/31/2017	03/31/2018	03/31/2017	03/31/2018	12/31/2017	03/31/2018	03/31/2017

Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	129,721	14,437	115,284	116,085	(802)	1,533	57,642	58,043	(401)	767	57,642	58,043	(401)	767
Gafisa E Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	33,015	619	32,396	32,393	3	3	25,917	25,914	2	1	25,917	25,914	2	1
Parque Arvores Empr. Imob. Ltda.	(b)	50%	50%	34,852	3,098	31,754	30,616	1,355	756	15,877	15,308	569	378	15,877	15,308	569	378
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	31,525	2,977	28,548	28,143	404	(9,444)	14,274	14,072	202	(4,722)	14,274	14,072	202	(4,722)
FIT 13 SPE Emp. Imobiliários Ltda.	-	50%	50%	23,240	2,284	20,956	20,885	70	(56)	10,478	10,442	35	(28)	10,478	10,442	35	(28)
Varandas Grand Park Emp. Im. Spe Ltda	(b)	50%	50%	63,630	43,456	20,174	19,858	99	(802)	10,087	9,929	157	(401)	10,086	9,929	157	(401)
Atins Emp. Imob.s Ltda.	-	50%	50%	26,901	7,481	19,420	18,998	422	126	9,710	9,499	211	63	9,710	9,499	211	63
Performance Gafisa General Severiano Ltda	-	50%	50%	28,469	17,081	11,388	11,371	14	145	5,694	5,686	7	72	5,694	5,686	7	72
Other (*)	(b)	50%	50%	135,402	71,770	63,632	84,740	(587)	2,302	34,328	34,674	(843)	1,119	44,628	44,965	(801)	782
Subtotal Jointly-controlled investees				506,755	163,203	343,552	363,089	978	(5,437)	184,007	183,567	(61)	(2,751)	194,306	193,858	(19)	(3,088)

Associates:
Alphaville Urbanismo S.A.	(e)	30%	30%	2,197,486	2,431,157	(233,672)	(141,290)	(92,382)	(103,415)	-	-	-	(31,024)	-	-	-	(31,024)
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	17,596	5,304	12,292	12,555	(246)	(1,804)	6,146	6,277	(123)	(902)	6,146	6,277	(123)	(902)
Other (*)				1,141	17	1,124	1,119	6	15	506	504	2	7	5,093	5,091	2	(11)
Subtotal Associates				2,216,223	2,436,478	(220,256)	(127,616)	(92,622)	(105,204)	6,652	6,781	(121)	(31,919)	11,239	11,368	(121)	(31,937)

Subtotal subsidiaries, jointly-controlled investees and associates				4.240.846	3.016.580	1.224.265	1,349,957	(105,175)	(127,643)	1,312,152	1,323,791	(12,137)	(55,231)	205,545	205,226	(140)	(35,025)

Goodwill based on inventory surplus	-									462	462	-	-	-	-	-	-
Goodwill from remeasurement of investment in associate	(c)									273,900	273,900	-	-	273,900	273,900	-	-

Total investments										1,586,514	1,598,153	(12,137)	(55,231)	479,445	479,126	(140)	(35,025)
(*) Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Provision for net capital deficiency (d):	03/31/2018	12/31/2017	03/31/2018	03/31/2018	03/31/2018	12/31/2017	03/31/2018	03/31/2017	03/31/2018	12/31/2017	03/31/2018	03/31/2017	03/31/2018	12/31/2017	03/31/2018	03/31/2017

Manhattan Square Em. Im. Res. 01 Ltda	50%	50%	4,850	7,782	(2,932)	(2,481)	(102)	-	(1,466)	(1,240)	(225)	-	(1,466)	(1,240)	(225)	-
Gafisa SPE 128 Emp. Imob. Ltda.	100%	100%	10,121	11,207	(1,086)	(1)	(1,085)	-	(1,086)	(1)	(1,085)	-	-	-	-	-
Manhattan Square Em. Im. Com. 01 Ltda	50%	50%	4,905	7,011	(2,106)	(1,573)	(91)	-	(1,053)	(787)	(267)	-	(1,053)	(787)	(267)	-
Other (*)			41	837	(795)	(655)	(140)	(138)	(745)	(602)	(134)	(140)	(34)	(36)	14	(134)
Total provision for net capital deficiency			19,917	26,837	(6,919)	(4,710)	(1,418)	(138)	(4,350)	(2,630)	(1,711)	(140)	(2,553)	(2,063)	(478)	(134)

Total Income from equity method investments											(13,848)	(55,371)			(618)	(35,159)

(*)Includes companies with investment balances below (R$ 5,000).

(a)    Financial charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    The Company recorded expense of R$699 in Income from equity method investments for the period ended March 31, 2018 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)    Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$273,900.

(d)    The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(e)    In view of the net capital deficiency of AUSA, and in line with CPC 18 (R2) – Investment in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees --Continued

(iii)           Information on significant investees

	Significant investee:		Other investees:
	Alphaville Urbanismo S.A.		Subsidiaries		Jointly-controlled investees		Associates
	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Cash and cash equivalents	Not available	43,478	5,447	10,645	28,002	49,912	683	773
Current assets	Not available	1,049,221	1,221,448	1,499,490	463,074	499,438	18,733	18,826
Non-current assets	Not available	1,195,723	296,420	294,787	43,681	47,030	4	4
Current liabilities	Not available	413,469	341,725	590,836	137,235	149,100	3,002	2,923
Non-current liabilities	Not available	1,947452	75,174	88,956	25,968	34,280	2,319	2,233

	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Net revenue	86,081	61,854	16,116	35,282	9,541	15,355	10	(3,346)
Operating costs	Not available	n/a	(15,147)	(35,856)	(6,191)	(17,143)	(8)	1,897
Depreciation and Amortization	Not available	n/a	(380)	(128)	(2)	(188)	-	-
Financial income (expenses)	Not available	n/a	(2,093)	906	(1,346)	59	-	5
Income tax and social contribution	Not available	n/a	(269)	(1,168)	(220)	(496)	-	(16)
Profit (loss) from Continued Operations	(92,382)	(103,415)	(13,531)	(17,003)	978	(5,437)	(240)	(1,789)

(iii) Change in investments

	Company	Consolidated

Balance at December 31, 2017	1,598,153	479,126
Income from equity method investments	(12,137)	(140)
Capital contribution (decrease)	490	490
Other investments	8	(31)
Balance at March 31, 2018	1,586,514	479,445

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 9 to the financial statements as of December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	12/31/2017	Addition	Write-off	100% depreciated items	03/31/2018	12/31/2017	Addition	Write-off	100% depreciated items	03/31/2018
Cost
Hardware	9,567	527	(109)	(143)	9,842	9,729	527	(109)	(143)	10,004
Leasehold improvements and installations	5,166	28	(60)	-	5,134	5,272	28	(60)	-	5,240
Furniture and fixtures	675	-	-	(1)	674	907	-	-	(1)	906
Machinery and equipment	2,640	-	-	-	2,640	2,640	-	-	-	2,640
Sales stands	9,547	2,735	-	(1,271)	11,011	13,881	2,786	-	(1,271)	15,396
	27,595	3,290	(169)	(1,415)	29,301	32,429	3,341	(169)	(1,415)	34,186

Accumulated depreciation
Hardware	(1,283)	(831)	100	143	(1,871)	(1,291)	(842)	100	143	(1,890)
Leasehold improvements and installations	(1,631)	(129)	60	-	(1,700)	(1,677)	(134)	60	-	(1,751)
Furniture and fixtures	(419)	(17)	-	1	(435)	(632)	(20)	-	1	(651)
Machinery and equipment	(1,872)	(66)	-	-	(1,938)	(1,872)	(66)	-	-	(1,938)
Sales stands	(2,671)	(865)	-	1,271	(2,265)	(4,615)	(1,172)	-	1,271	(4,516)
	(7,876)	(1,908)	160	1,415	(8,209)	(10,087)	(2,234)	160	1,415	(10,746)

Total property and equipment	19,719	1,382	(9)	-	21,092	22,342	1,107	(9)	-	23,440

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2017.

11.  Intangible assets

	Company
	12/31/2017					03/31/2018
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	31,931	522	-	-	-	32,453
Software – Amortization	(14,501)	-	-	(1,695)	-	(16,196)
Other	-	513	-	-	-	513
Total intangible assets	17,430	1,035	-	(1,695)	-	16,770

	Consolidated
	12/31/2017					03/31/2018
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	32,658	523	-	-	-	33,181
Software – Amortization	(14,965)	-	-	(1,751)	-	(16,716)
Other	587	513	-	-	-	1,100
Total intangible assets	18,280	1,036	-	(1,751)	-	17,565

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 11 to the financial statements as of December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	03/31/2018	12/31/2017	03/31/2018	12/31/2017

National Housing System - SFH /SFI	May 2018 to July2021	8.30% to 14.19% + TR 12.87% and 143% of CDI	577,193	598,047	686,728	733,103
Certificate of Bank Credit - CCB (i)	March 2019 to June 2021	135% of CDI 2.5%/ 3%/ 4.25%/ 5%+CDI	128,699	164,083	128,699	164,082
Total loans and financing ( (Note 20.i.d, 20.ii.a and 20.iii)			705,892	762,130	815,427	897,185

Current portion			228,753	386,605	271,798	442,073
Current portion – reclassification for non-fulfillment of covenant			52,578	65,000	52,578	65,000
Current portion			281,331	425,605	324,376	481,073
Non-current portion			424,561	336,525	491,051	416,112

The current and non-current installments fall due as follows:

	Company		Consolidated
Maturity	03/31/2018	12/31/2017	03/31/2018	12/31/2017

2018	196,535	425,605	235,415	481,073
2019	170,885	235,076	218,555	287,227
2020	234,265	92,118	255,948	116,799
2021	104,207	9,331	105,509	12,086
	705,892	762,130	815,427	897,185

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debts, and may require the acceleration or refinancing of loans if the Company does not fulfill such covenants. The ratios and minimum and maximum amounts required under such restrictive covenants as of  March 31, 2018 and December 31, 2017 are disclosed in Note 13. In view of the breach of the covenants of a CCB transaction, in relation to which a waiver from the creditor is currently under negotiation, the non-current portions of this transaction were reclassified into short term in the amount of R$52,578.

In line with the conditions to the investor’s subscription commitment, the Company renegotiated with creditors the postponement of the maturities of debts amounting to R$456,316 from 2018 and 2019 to 2020 and 2021, which was ratified by the Board of Directors’ approval of the capital increase on February 28, 2018 (Note 18.1).

The following table shows the summary of financial expenses and charges and the capitalized rate in the line item properties for sale.

	Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Total financial charges for the year	25,195	53,878	29,451	63,341
Capitalized financial charges (Note 30)	(5,549)	(17,637)	(10,865)	(33,269)
Subtotal (Note 24)	19,646	36,241	18,586	30,072

Financial charges included in “Properties for sale”:

Opening balance	290,631	329,651	301,025	343,231
Capitalized financial charges	5,549	17,637	10,865	33,269
Charges recognized in profit or loss (Note 23)	(32,717)	(21,874)	(36,273)	(37,975)
Closing balance (Note 6)	263,463	325,414	275,617	338,525

The recorded amount of properties for sale offered as guarantee for loans, financing and debentures is R$765,128 (R$796,800 as of December 31, 2017).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 12 to the financial statements as of December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures

				Company and Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	03/31/2018	12/31/2017

Ninth placement (i)	39,092	CDI + 3.00%	January 2021	38,313	49,877
Tenth placement (ii)	36,667	IPCA + 8.37%	January 2021	45,085	71,011
Eleventh placement – 1st series A (iii)	85,460	CDI + 5.25%	February 2020	84,643	86,825
Total debentures (Note 20.i.d, 20.ii.a and 20.iii)				168,041	207,713

Current portion				11,408	88,177
Non-Current portion				156,633	119,536

In the period ended March 31, 2018, the Company made the following payments:

	Face Value placement	Interest payable	Total amortization
(i)	11,103	1,090	12,193
(ii)	18,333	9,129	27,462
(iii)	2,350	2,432	4,782
	31,786	12,651	44,437

The maturities of current and non-current installments are as follows:

	Company and Consolidated
Maturity	03/31/2018	12/31/2017

2018	8,905	88,177
2019	29,256	51,530
2020	88,150	68,006
2021	41,730	-
	168,041	207,713

In line with the conditions to the investor’s subscription commitment, the Company renegotiated with creditors the postponement of debt maturities from 2018 and 2019 to 2020 and 2021, which was ratified with the Board of Directors’ approval of the capital increase on February 28, 2018 (Note 18.1).

As of March 31, 2018, the Company continued to exceed the amount established in a restrictive covenant, as shown below, and entered into negotiation with the creditor to obtain a waiver for breaching the net debt for this period (*).The Company analyzed the other debt agreements, and did not identify any impacts on the cross-covenants in relation to such breach. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

	03/31/2018	12/31/2017

Ninth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt	3.33 times	2.77 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	83.10%	126.08%

Tenth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt(3)	28.28 times	11.83 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	9.80%	29.54%

Loans and financing
Net debt cannot exceed 70% of equity plus noncontrolling interests (*) (a)	83.10%	126.08%
Total accounts receivable plus inventory required to be below zero or 2.0 times over venture debt (3)	3.78 times	3.62 times
Total account receivable plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt	18.13 times	7.51 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	9.80%	29.54%
Total receivables plus unappropriated income plus inventory of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.28 times	1.93 time

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)     Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(3)     Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(a)  Covenant limit of 100% for the period ended December 31, 2017, according to the waiver obtained from the creditor.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 13 to the financial statements as of December 31, 2017.

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of the receivable are as follows:

	Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Obligation CCI June/2011	512	769	1,095	1,502
Obligation CCI December/2011	1,267	1,729	1,337	1,827
Obligation CCI July/2012	23	29	23	29
Obligation CCI November/2012	-	-	2,498	2,491
Obligation CCI December/2012	3,577	3,796	3,577	3,796
Obligation CCI November/2013	782	876	2,649	2,850
Obligation CCI November/2014	1,656	1,772	3,099	3,191
Obligation CCI December/2015	4,915	5,126	10,143	10,523
Obligation CCI March/2016	9,710	10,463	10,467	11,287
Obligation CCI May/2016	7,322	7,623	9,169	9,548
Obligation CCI August/2016	7,200	7,525	7,235	7,574
Obligation CCI December/2016	12,216	13,710	12,631	14,158
Obligation CCI March/2017	14,375	15,357	14,526	15,487
Obligation FIDC	-	37	41	130
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	63,555	68,812	78,490	84,393

Current portion	23,420	23,953	30,598	31,001
Non-current portion	40,135	44,859	47,892	53,392

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables --Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	03/31/2018	12/31/2017	03/31/2018	12/31/2017

2018	15,775	23,953	21,347	31,001
2019	17,085	16,588	20,683	20,042
2020	11,941	11,645	14,462	14,068
2021	7,425	7,299	9,185	8,967
2022 onwards	11,329	9,327	12,813	10,315
	63,555	68,812	78,490	84,393

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 14 to the financial statements as of December 31, 2017.

15.  Other payables

	Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Cancelled contract payable	43,550	42,976	62,892	61,367
Warranty provision	25,236	26,070	25,236	26,070
Long term PIS and COFINS (deferred and payable)	7,734	3,627	9,917	5,446
Provision for net capital deficiency (Note 9 (d))	4,350	2,630	2,553	2,063
Long-term suppliers (Note 20.i.d)	1,933	2,324	2,794	3,187
Share-based payment - Phantom Shares (Note 18.3)	3,262	4,060	3,262	4,060
Other liabilities	2,470	9,001	2,518	9,288

Total other payables	88,535	90,688	109,172	111,481

Current portion	79,228	83,647	99,449	104,386
Non-current portion	9,307	7,041	9,723	7,095

16.  Provisions for legal claims and commitments

In the period ended March 31, 2018, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2017	138,481	759	56,203	195,443
Additional provision (Note 23)	7,233	-	4,543	11,776
Payment and reversal of unused provision (i)	(23,687)	(31)	(6,154)	(29,872)
Balance at March 31, 2018	122,027	728	54,592	177,347

Current portion	86,756	728	14,504	101,988
Non-current portion	35,271	-	40,088	75,359

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2017	138,636	759	58,982	198,377
Additional provision (Note 23)	7,233	-	4,543	11,776
Payment and reversal of unused provision (i)	(23,687)	(31)	(6,154)	(29,872)
Balance at March 31, 2018	122,182	728	57,371	180,281

Current portion	86,756	728	14,504	101,988
Non-current portion	35,426	-	42,867	78,293

(i)    Of this amount, R$10,000 refers to the payment of an arbitration case and R$5,700 refers to the payment of a lawsuit related to Cimob Companhia Imobiliária, former shareholder of the Company.

(a)     Civil lawsuits, tax proceedings and labor claims

As of March 31, 2018, the Company and its subsidiaries have deposited in court the amount of R$87,281 (R$80,903 in 2017) in the Company’s balance, and R$90,051 (R$83,523 in 2017) in the consolidated balance (Note 7).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments --Continued

(a)   Civil lawsuits, tax proceedings and labor claims --Continued

	Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Civil lawsuits	45,024	40,837	46,528	42,147
Tax proceedings	26,270	24,679	27,071	25,500
Labor claims	15,987	15,387	16,452	15,876
Total (Note 7)	87,281	80,903	90,051	83,523

(i)             Lawsuits in which likelihood of loss is rated as possible

As of March 31, 2018, the Company and its subsidiaries are aware of other civil, labor and tax lawsuits and risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$346,810 (R$350,843 in 2017) in the Company’s statement and R$352,296 (R$357,089 in 2017) in the consolidated statement, based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses.

	Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Civil lawsuits	250,049	251,341	250,091	251,402
Tax proceedings	46,784	45,150	46,984	45,240
Labor claims	49,977	54,352	55,221	60,447
Total	346,810	350,843	352,296	357,089

(b)     Payables related to the completion of real estate ventures

There was no material change in relation to the information disclosed in Note 16(i)(b) to the financial statements as of December 31, 2017.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of two commercial properties where its facilities are located, at a monthly cost of R$393 indexed to the IGP-M/FGV variation. The rental term is from one to eight years and there is a fine in case of contract cancellation corresponding to three-month rent or in proportion to the contract expiration time. The estimate of minimum future payments for commercial property rentals (cancellable leases) totals R$29,061, considering the period through contract expiration, is as follows.

Consolidated
Payment estimate	03/31/2018

2018	3,165
2019	4,431
2020	4,652
2021	4,885
2022 onwards	11,928
29,061

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 16 to the financial statements as of December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Payables for purchase of properties	April 2018 to October 2022	109,550	104,361	123,037	118,201
Adjustment to present value		(11,696)	(9,718)	(12,416)	(10,352)
Advances from customers
Development and sales		33,002	61,039	34,973	63,748
Barter transaction - Land (Note 30)		108,486	113,608	132,096	137,237
Total payables for purchase of properties and advances from customers (Notes 20.i.d and 20.ii.a)		239,342	269,290	277,690	308,834

Current portion		119,004	132,098	142,766	156,457
Non-current portion		120,338	137,192	134,924	152,377

The maturities of current and non-current portions are as follows:

	Company		Consolidated
Maturity	03/31/2018	12/31/2017	03/31/2018	12/31/2017

2018	97,831	132,098	120,528	156,457
2019	69,340	61,212	75,599	67,632
2020	48,918	40,771	49,667	40,987
2021	14,829	19,553	17,674	19,553
2022 onwards	8,424	15,656	14,222	24,205
	239,342	269,290	277,690	308,834

18.  Equity

18.1.  Capital

On February 28, 2018, the Board of Directors partially ratified the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, considering the subscription and contribution of 16,717,752 new common shares at a price per share of R$15.00, of which R$0.01 per share allocated to capital, and R$14.99 per share allocated to capital reserve, totaling R$167 and R$250,599.

Therefore, as of March 31, 2018, the Company's authorized and paid-in capital amounts to R$2,521,319 (R$2,521,152 in 2017), represented by 44,757,914 (28,040,162 in 2017) registered common shares, with no par value, of which 938,044 were held in treasury in both periods.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 71,031,876 (seventy one million, thirty one thousand, eight hundred and seventy six) common shares.

In the period ended March 31, 2018 and year ended December 31, 2017, no treasury share was purchased. Additionally, in the period ended March 31, 2018, the Company did not transfer any share related to the exercise of options under the stock option plan of common shares by the beneficiaries (transfer of 112,203 shares in 2017, in the total amount of R$3,435, for which it received the total amount of R$818).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.1.  Capital --Continued

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Amount (i)	Weighted average price	% - on shares outstanding	03/31/2018	12/31/2017	03/31/2018	12/31/2017
11/20/2001	44,462	38.9319	0.10%	454	910	1,731	1,731
Changes in 2013:
Acquisitions	1,372,096	51.9927	3.14%	13,995	28,073	71,339	71,339
Changes in 2014:
Acquisitions	3,243,947	35.5323	7.42%	33,088	66,371	115,265	115,265
Transfers	(405,205)	43.3928	-0.93%	(4,133)	(8,290)	(17,583)	(17,583)
Cancellations	(2,039,086)	44.9677	-4.67%	(20,799)	(41,720)	(91,693)	(91,693)
Changes in 2015:
Acquisitions	884,470	27.3124	2.02%	9,022	18,096	24,157	24,157
Transfers	(90,622)	33.3473	-0.21%	(924)	(1,854)	(3,022)	(3,022)
Cancellations	(2,225,020)	33.3543	-5.09%	(22,695)	(45,524)	(74,214)	(74,214)
Changes in 2016:
Acquisitions	334,020	26.0254	0.76%	3,407	6,834	8,693	8,693
Transfers	(68,814)	31.2290	-0.16%	(702)	(1,408)	(2,149)	(2,149)
Changes in 2017:
Transfers	(112,203)	30.6142	-0.26%	(1,145)	(2,296)	(3,435)	(3,435)
Total	938,044	31.0103	2.15%	9,568	19,192	29,089	29,089

 (*)    Market value calculated based on the closing share price on March 31, 2018 at R$10.20 (R$20.46 in 2017) not considering the effect of occasional volatilities.

(i) Amount shown adjusted by the reverse split of shares at the ratio of 13.483023074 to 1, performed on March 23, 2017.

The Company holds shares in treasury acquired in 2001 in order to guarantee the enforcement of lawsuits (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2017	26,972
Subscription of shares	16,718
Change in shares held by the management members of the Company	8
Outstanding shares as of March 31, 2018	43,698

Weighted average shares outstanding (Note 27)	37,935

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.2.  Stock option plan

Expenses incurred with stock grants are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the periods ended March 31, 2018 and 2017:

	03/31/2018	03/31/2017

Equity-settled stock option plan	707	1,051
Phantom Shares (Note 18.4)	(798)	1,077
Total option grant expenses (Note 23)	(91)	2,128

 (i)   Gafisa

The Company has a total of six stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015, 2016 and 2018 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that vary from one to four years of employment (essential condition to exercise the option), and expire  six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

The changes in options outstanding in the period ended March 31, 2018 and year ended December 31, 2017, which include their respective weighted average exercise prices, are as follows:

	03/31/2018		2017
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	841,172	16.99	957,358	28.50
Options granted	2,685,474	15.00	-	-
Options exercised (i)	-	-	(112,203)	(14.65)
Options forfeited and amount adjustment due to the discontinued operations of Tenda, net	-	-	(3,983)	(21.07)
Options outstanding at the end of the period	3,526,646	15.47	841,172	16.99

(i) In the period ended December 31, 2017, the amount received through exercised options was R$818.

Options outstanding and exercisable as of March 31, 2018, are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)

3,526,646	4.60	15.47	344,006	17.69

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.2.  Stock option plan -- Continued

(i)    Gafisa--Continued

During the period ended March 31, 2018, the Company granted 2,685,474 options in connection with its stock option plans comprising common shares (no option was granted in 2017).

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

In the period ended March 31, 2018, the fair value of the options granted totaled R$12,807, which was determined based on the following assumptions:

018
Pricing model	Binomial
Exercise price of options (R$)	R$15.00
Weighted average price of options ( (R$)	R$15.00
Expected volatility (%) – (*)	52%
Expected option life (years)	4.6 years
Dividend income (%)	1.98%
Risk-free interest rate (%)	6.64%

               (*)The volatility was determined based on regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

18.3.  Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of March 31, 2018, the amount of R$3,262 (R$4,060 in 2017), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 18 to the financial statements as of December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution

The reconciliation of the effective tax rate for the period ended March 31, 2018 and 2017 is as follows:

	Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Profit (loss) before income tax and social contribution, and statutory interest	(55,924)	(157,117)	(56,871)	(155,721)
Income tax calculated at the applicable rate - 34%	19,014	53,420	19,336	52,945

Net effect of subsidiaries and ventures taxed by presumed profit and RET	-	-	(4,205)	(9,951)
Income from equity method investments	(4,841)	(18,825)	(343)	(11,954)
Stock option plan	(240)	(357)	(240)	(357)
Other permanent differences	-	1,080	-	1,079
Charges on payables to venture partners	(71)	(134)	283	(157)
Recognized (unrecognized) tax credits	(13,862)	(35,184)	(15,063)	(32,951)
	-	-	(232)	(1,346)

Tax expenses - current	-	-	(232)	(1,346)
Tax income (expenses) - deferred	-	-	-	-

 (i)    Deferred income tax and social contribution

As of March 31, 2018 and December 31, 2017, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Assets
Provisions for legal claims	60,298	66,451	61,297	67,448
Temporary differences – Deferred PIS and COFINS	12,576	10,117	12,576	10,117
Provisions for realization of non-financial assets	235,277	225,234	235,277	225,234
Temporary differences – CPC adjustment	22,089	20,613	22,089	20,613
Other provisions	27,470	23,397	27,470	23,479
Income tax and social contribution loss carryforwards	310,533	295,860	326,887	310,933
	668,243	641,672	685,596	657,824

Unrecognized tax credits of continued operations (a)	(598,788)	(579,192)	(616,141)	(595,344)
	(598,788)	(579,192)	(616,141)	(595,344)
Liabilities
Discounts	(2,069)	(2,069)	(2,069)	(2,069)
Temporary differences –CPC adjustment	(105,074)	(104,321)	(105,074)	(104,321)
Differences between income taxed on cash basis and recorded on an accrual basis	(36,785)	(30,563)	(36,785)	(30,563)
	(143,928)	(136,953)	(143,928)	(136,953)

Total net	(74,473)	(74,473)	(74,473)	(74,473)

(a)     Of this amount, R$5,735 refers to the impact from the first-time adoption of CPC 48 as of January 1st, 2018 (Note 3).

The balances of income tax and social contribution loss carryforwards for offset are as follows:

	Company
	03/31/2018			12/31/2017
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	913,331	913,331	-	870,176	870,176	-
Deferred tax asset (25%/9%)	228,333	82,200	310,533	217,544	78,316	295,860
Recognized deferred tax asset	23,468	8,449	31,917	23,468	8,449	31,917
Unrecognized deferred tax asset	204,865	73,751	278,616	194,076	69,867	263,943
	Consolidated
	03/31/2018			12/31/2017
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	961,431	961,431	-	914,509	914,509	-
Deferred tax asset (25%/9%)	240,358	86,529	326,887	228,627	82,306	310,933
Recognized deferred tax asset	23,468	8,449	31,917	23,468	8,449	31,917
Unrecognized deferred tax asset	216,890	78,080	294,970	205,159	78,357	279,016

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 19 to the financial statements as of December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval, and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The results from these operations are consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)    Credit risk

There was no significant change in relation to the other information disclosed in Note 20(i)(a) to the financial statements as of December 31, 2017.

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of March 31, 2018, the Company has the following derivative contract aimed at hedging against interest rate fluctuations, with final maturity in July 2018.

	Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	03/31/2018	12/31/2017

Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	250	404
	Total derivative financial instruments (Note 20.i.d and Note 20.ii.a)					250	404

				Current		250	404
				Non-current		-	-

During period ended March 31, 2018, the income amount of R$20 (R$806 in 2017) in the Company’s and consolidated statements, which refers to net proceeds of the interest swap transaction, arising from the payment in the amount of R$154 and the upward market change of R$174, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the effect of such transactions and the interest rate fluctuation in the Company’s statement of financial position (Note 24).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

b)    Derivative financial instruments --Continued

       The estimated fair value of derivative financial instruments purchased by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

There was no significant change in relation to the other information disclosed in Note 20(i)(c) to the financial statements as of December 31, 2017.

d)    Liquidity risk

There was no significant change in relation to the other information disclosed in Note 20(i)(d) to the financial statements as of December 31, 2017.

The maturities of financial instruments of loans, financing, suppliers, payables to venture partners and debentures are as follows:

Period ended March 31, 2018	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	281,331	424,561	-	-	705,892
Debentures (Note 13)	11,408	156,633	-	-	168,041
Obligations assumed on assignment of receivables (Note 14)	23,420	24,885	9,051	6,199	63,555
Suppliers (Note 15 and Note 20.ii.a)	86,331	1,933	-	-	88,264
Payables for purchase of properties and advance from customers (Note 17)	119,004	101,603	18,735	-	239,342
	521,494	709,615	27,786	6,199	1,265,094
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	189,631	-	-	-	189,631
Trade accounts receivable (Note 5)	428,979	126,715	19,907	-	575,601
	618,610	126,715	19,907	-	765,232

Period ended March 31, 2018	Consolidated
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	324,376	491,051	-	-	815,427
Debentures (Note 13)	11,408	156,633	-	-	168,041
Obligations assumed on assignment of receivables (Note 14)	30,598	30,498	10,815	6,579	78,490
Suppliers (Note 15 and Note 20.ii.a)	99,165	2,794	-	-	101,959
Payables for purchase of properties and advance from customers (Note 17)	142,766	109,602	24,739	583	277,690
	608,313	790,578	35,554	7,162	1,441,607
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	204,938	-	-	-	204,938
Trade accounts receivable (Note 5)	508,421	164,283	22,614	-	695,318
	713,359	164,283	22,614	-	900,256

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification

The Company uses the same classification disclosed in Note 20(i)(d) to the financial statements as of December 31, 2017 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of March 31, 2018 and December 31, 2017 is as follows:

	Company			Consolidated
	Fair value classification
As of March 31, 2018	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	175,244	-	-	181,284	-
Derivative financial instruments (Note 20.i.b)	-	250	-	-	250	-

	Company			Consolidated
	Fair value classification
As of December 31, 2017	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	110,945	-	-	118,935	-
Derivative financial instruments (Note 20.i.b)	-	404	-	-	404	-

In the period ended March 31, 2018, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2017 to estimate the fair value of each financial instrument class for which the estimate of value is practicable.

The most significant carrying values and fair values of financial assets and liabilities as of March 31, 2018 and December 31, 2017, classified into Level 2 of the fair value classification, are as follows:

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments —Continued

(ii)    Fair value of financial instruments --Continued

a)    Fair value measurement --Continued

	Company
	03/31/2018		12/31/2017
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	14,387	14,387	7,461	7,461
Short-term investments (Note 4.2)	175,244	175,244	110,945	110,945
Derivative financial instruments (Note 20(i)(b))	250	250	404	404
Trade accounts receivable (Note 5)	575,601	575,601	531,830	531,830
Loan receivable (Note 21.1)	23,191	23,191	22,179	22,179

Financial liabilities
Loans and financing (Note 12)	705,892	759,201	762,130	806,977
Debentures (Note 13)	168,041	186,242	207,713	227,655
Suppliers	88,264	88,264	88,014	88,014
Obligations assumed on assignment of receivables (Note 14)	63,555	63,555	68,812	68,812
Payables for purchase of properties and advances from customers (Note 17)	239,342	239,342	269,290	269,290
Loan payable (Note 21.1)	11,073	11,073	10,511	10,511

	Consolidated
	03/31/2018		12/31/2017
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	23,654	23,654	28,527	28,527
Short-term investments (Note 4.2)	181,284	181,284	118,935	118,935
Derivative financial instruments (Note 20(i)(b))	250	250	404	404
Trade accounts receivable (Note 5)	695,318	695,318	684,078	684,078
Loan receivable (Note 21.1)	23,191	23,191	22,179	22,179

Financial liabilities
Loans and financing (Note 12)	815,427	870,940	897,185	944,821
Debentures (Note 13)	168,041	186,242	207,713	227,655
Suppliers	101,959	101,959	101,849	101,849
Obligations assumed on assignment of receivables (Note 14)	78,490	78,490	84,393	84,393
Payables for purchase of properties and advances from customers (Note 17)	277,690	277,690	308,834	308,834
Loan payable (Note 21.1)	11,073	11,073	10,511	10,511

There was no significant change in relation to the other information disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2017.

(b)    Risk of debt acceleration

As of March 31, 2018, the Company has loan and financing agreements in effect, with restrictive covenants related to cash generation, debt ratios, and other. These restrictive covenants have been observed by the Company and do not restrict its ability to continue as going concern. As mentioned in Notes 12 and 13, due to the non-fulfillment of the covenants of a CCB issue (Note 12) the non-current installments of this transaction were reclassified into short term. The Company is negotiating with the creditor a waiver for breaching the ratio established in covenants, thus not requiring the mandatory acceleration and/or acceleration declaration. The Company analyzed the other debt contracts and did not identify any impact on cross covenants in relation to such breach.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

 (iii)  Capital stock management

The explanations related to this note were not subject to material changes in relation to the disclosures in Note 20(iii) to the financial statements as of December 31, 2017.

The Company includes in its net debt structure: loans and financing, debentures, less cash and cash equivalents and short-term investments (cash and cash equivalents and marketable securities):

	Company		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Loans and financing (Note 12)	705,892	762,130	815,427	897,185
Debentures (Note 13)	168,041	207,713	168,041	207,713
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(189,631)	(118,406)	(204,938)	(147,462)
Net debt	684,302	851,437	778,530	957,436
Equity	934,234	755,557	936,904	759,404

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended March 31, 2018, except swap contracts, which are analyzed through their due dates, describes the risks that may cause material changes in the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of March 31, 2018, besides derivative instruments, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI and National Consumer Price Index – Extended (IPCA);

c)   Accounts receivable and payables for purchase of properties linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the period ended March 31, 2018, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 6.39%, TR rate at 0%, INCC rate at 3.69%, IPCA rate at 2.68% and IGP-M rate at 0.20%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(iv)   Sensitivity analysis --Continued

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown as of March 31, 2018. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/Decrease of CDI	1,013	2,533	5,067	(5,067)	(2,533)	(1,013)
Loans and financing	Increase/Decrease of CDI	(2,148)	(5,370)	(10,740)	10,740	5,370	2,148
Debentures	Increase/Decrease of CDI	(738)	(1,846)	(3,692)	3,692	1,846	738
Derivative financial instruments	Increase/Decrease of CDI	(25)	(59)	(114)	113	55	20

Net effect of CDI variation		(1,898)	(4,742)	(9,479)	9,478	4,738	1,893

Loans and financing	Increase/Decrease of TR	-	-	-	-	-	-

Net effect of TR variation		-	-	-	-	-	-

Debentures	Increase/Decrease of IPCA	(118)	(294)	(589)	589	294	118

Net effect of IPCA variation		(118)	(294)	(589)	589	294	118

Accounts receivable	Increase/Decrease of INCC	1,711	4,277	8,554	(8,554)	(4,277)	(1,711)
Obligations for purchase of property	Increase/Decrease of INCC	(988)	(2,471)	(4,941)	4,941	2,471	988

Net effect of INCC variation		723	1,806	3,613	(3,613)	(1,806)	(723)

Accounts receivable	Increase/Decrease of IGP-M	70	176	352	(352)	(176)	(70)

Net effect of IGP-M variation		70	176	352	(352)	(176)	(70)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Assets
Current account:
Total SPEs	902	1,785	45,005	39,491
Subsidiaries	-	-	36,063	29,697
Jointly-controlled investees	869	1,752	8,909	9,761
Associates	33	33	33	33
Condominium and consortia and thirty party’s works	12,414	12,398	12,414	12,399
Loan receivable (Note 20.ii.a)	23,191	22,179	23,191	22,179
Dividends receivable	13,096	13,876	-	-
	49,603	50,238	80,610	74,069

Current	26,412	28,059	57,419	51,890
Non-current	23,191	22,179	23,191	22,179

Liabilities
Current account:
Total SPEs	(948,918)	(960,491)	(52,938)	(52,686)
Subsidiaries	(914,985)	(926,418)	(19,005)	(18,613)
Jointly-controlled investees	(25,331)	(25,471)	(25,331)	(25,471)
Associates	(8,602)	(8,602)	(8,602)	(8,602)
Loan payable (Note 20.ii.a)	(11,073)	(10,511)	(11,073)	(10,511)
	(959,991)	(971,002)	(64,011)	(63,197)

Current	(959,991)	(971,002)	(64,011)	(63,197)
Non-current	-	-	-	-

The composition, nature and condition of loan receivable and payable by the Company are shown below. Loan maturities are from April 2018 and are tied to the cash flows of related ventures.

	Company and Consolidated
	03/31/2018	12/31/2017	Nature	Interest rate

Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	4,997	4,778	Construction	12% p.a. + IGPM
Manhattan Residencial I	1,466	1,791	Construction	10% p.a. + TR
Target Offices & Mall	16,728	15,610	Construction	12% p.a. + IGPM
Total receivable	23,191	22,179

Dubai Residencial	3,921	3,887	Construction	6% p.a.
Parque Árvores	5,072	4,673	Construction	6% p.a.
Parque Águas	2,080	1,951	Construction	6% p.a.
Total payable	11,073	10,511

In the period ended March 31, 2018 the recognized financial income from interest on loans amounted to R$1,172 (R$745 in 2017) in the Company’s and consolidated statement (Note 24).

Information regarding management transactions and compensation is described in Note 25.

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 21 to the financial statements as of December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties --Continued

21.2.  Endorsements, guarantees and sureties

The financial transactions of subsidiaries are guaranteed by endorsement or surety in proportion to the Company’s interest in the capital stock of such companies, in the amount of R$242,762 as of March 31, 2018 (R$317,716 in 2017).

22.  Net operating revenue

	Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Gross operating revenue
Real estate development, sale, barter transactions and construction services	220,585	117,684	231,531	151,662
(Recognition) Reversal of allowance for doubtful accounts (Note 5)	2,953	(4,141)	2,953	(4,141)
Taxes on sale of real estate and services	(20,462)	(9,516)	(21,087)	(10,982)
Net operating revenue	203,076	104,027	213,397	136,539

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Cost of real estate development and sale:
Construction cost	(96,911)	(57,454)	(105,963)	(78,945)
Land cost	(34,789)	(13,967)	(38,336)	(21,742)
Development cost	(6,338)	(5,926)	(7,499)	(7,806)
Capitalized financial charges (Note 12)	(32,717)	(21,874)	(36,273)	(37,975)
Maintenance / warranty	(2,463)	(7,238)	(2,464)	(7,238)
Total cost of real estate development and sale	(173,218)	(106,459)	(190,535)	(153,706)

Commercial expenses:
Product marketing expenses	(10,736)	(4,385)	(12,107)	(5,040)
Brokerage and sale commission	(6,990)	(7,769)	(8,647)	(9,258)
Customer Relationship Management (CRM) and corporate marketing expenses	(3,275)	(3,849)	(3,611)	(4,546)
Other	89	(202)	86	(212)
Total commercial expenses	(20,912)	(16,205)	(24,279)	(19,056)

General and administrative expenses:
Salaries and payroll charges	(6,352)	(5,916)	(8,200)	(10,325)
Employee benefits	(642)	(533)	(828)	(930)
Travel and utilities	(78)	(64)	(101)	(111)
Services	(3,250)	(2,412)	(4,195)	(4,210)
Rents and condominium fees	(1,174)	(925)	(1,515)	(1,614)
IT	(2,143)	(2,138)	(2,766)	(3,731)
Stock option plan (Note 18.2)	91	(2,128)	91	(2,128)
Reserve for profit sharing (Note 25.iii)	(1,231)	(4,237)	(1,231)	(4,237)
Other	40	(47)	49	(83)
Total general and administrative expenses	(14,739)	(18,400)	(18,696)	(27,369)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(11,776)	(16,649)	(11,776)	(16,736)
Other	(684)	(2,963)	(429)	(2,966)
Total other income/(expenses), net	(12,460)	(19,612)	(12,205)	(19,702)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.  Financial income (expenses)

	Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Financial income
Income from financial investments	3,952	4,769	4,016	6,122
Derivative transactions (Note 20.i.b)	20	806	20	806
Financial income from loans (Note 21.i)	1,172	745	1,172	745
Other financial income	85	109	136	197
Total financial income	5,229	6,429	5,344	7,870

Financial expenses
Interest on funding, net of capitalization (Note 12)	(19,646)	(36,241)	(18,586)	(30,072)
Amortization of debenture cost	(955)	(876)	(955)	(876)
Payables to venture partners	-	(183)	-	(183)
Banking expenses	(1,502)	(1,837)	(1,773)	(2,148)
Discount granted and other financial expenses	(3,346)	(3,900)	(3,980)	(3,151)
Total financial expenses	(25,449)	(43,037)	(25,294)	(36,430)

25.  Transactions with management and employees

(i)     Management compensation

In the periods ended March 31, 2018 and 2017, the amounts recorded in the line item “General and administrative expenses”, related to the compensation of the Company’s Management are as follows:

	Management compensation
Year ended March 31, 2018	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	6	3
Fixed compensation for the year (in R$)
Salary / Fees	423	1,063	54
Direct and indirect benefits	-	57	-
Other (INSS)	85	213	11
Monthly compensation (in R$)	169	444	22
Total compensation	508	1,333	65
Profit sharing (Note 25.iii)	-	265	-
Total compensation and profit sharing	508	1,598	65

	Management compensation
Year ended March 31, 2017	Board of Directors	Statutory Board	Board of Directors

Number of members	7	4	3
Fixed compensation for the year (in R$)
Salary / Fees	423	659	50
Direct and indirect benefits	-	48	-
Other (INSS)	85	132	10
Monthly compensation (in R$)	169	279	20
Total compensation	508	839	60
Profit sharing (Note 25.iii)	-	911	-
Total compensation and profit sharing	508	1,749	60

In the period ended March 31, 2018, the amount related to the grant of options to the Company’s management was a reversal of R$61 (expense of R$1,088 in 2017), in view of the change in the fair value of the granted Phantom Shares.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees --Continued

(i)     Management compensation --Continued

The maximum aggregate compensation of the Company’s management members for the year 2018, was established at R$23,599 (R$18,739 in 2017), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 27, 2018.

On the same occasion the compensation limit of the Company’s Fiscal Council members for their next term of office, which ends in the Annual Shareholders’ Meeting to be held in 2019, was set at 10% of the compensation that, on average, was allocated to each officer of the Company, excluding the benefits, representation allowances and profit sharing (R$261 in 2017).

(ii)    Sales transactions

In the period ended March 31, 2018 and year ended December 31, 2017, no transaction of units sold to Management was carried out. The total balance receivable of sales transactions made was R$167 (R$168 in 2017).

(iii)   Profit sharing

In the periods ended March 31, 2018 and 2017, the Company recorded a profit sharing expense amounting to R$1,231 in the Company and consolidated balance (R$4,237 in 2017) in the line item “General and Administrative Expenses " (Note 23).

	Company and Consolidated
	03/31/2018	03/31/2017

Executive officers (Note 25.i)	265	911
Other employees	966	3,326
Total profit sharing	1,231	4,237

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 25 to the financial statements as of December 31, 2017.

26.  Insurance

For the period ended March 31, 2018 insurance contracts were not subject to significant changes in relation to those disclosed in Note 26 to the financial statements as of December 31,  2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.  Earnings (loss) per share

The following table shows the calculation of basic and diluted earnings and loss per share. In view of the loss for the periods ended March 31, 2018 and 2017, shares with dilutive potential are not considered, because the impact would be antidilutive.

	03/31/2018	03/31/2017
Basic numerator
Undistributed loss from continued operations	(55,924)	(157,117)
Undistributed profit (loss) from discontinued operations	-	107,720
Undistributed loss, available to the holders of common shares	(55,924)	(49,397)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	37,935	26,831

Basic earnings (loss) per share in Reais	(1.474)	(1.841)
From continued operations	(1.474)	(5.856)
From discontinued operations	-	4.015

Diluted numerator
Undistributed loss from continued operations	(55,924)	(157,117)
Undistributed profit (loss) from discontinued operations	-	107,720
Undistributed loss, available to the holders of common shares	(55,924)	(49,397)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	37,935	26,831
Stock options	582	225
Anti-dilutive effect	(582)	(225)
Diluted weighted average number of shares	37,935	26,831

Diluted earnings (loss) per share in Reais	(1.474)	(1.841)
From continued operations	(1.474)	(5.856)
From discontinued operations	-	4.015

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31, 2017.

28.  Segment information

With the completion of the discontinuation of Tenda’s operations (Note 8.2), the Company operates only in one segment, according to the nature of its products.

Accordingly, the reports used for making decisions are the consolidated financial statements, and no longer the analysis by operating segments. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the periods ended March 31, 2018 and 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received are shown in the account “Payables for purchase of property and advances from customer”. The Company shows the information on the ventures under construction as of March 31, 2018:

Consolidated
03/31/2018

Unappropriated sales revenue of units sold	439,828
Unappropriated estimated cost of units sold	(315,000)
Unappropriated estimated cost of units in inventory	(118,030)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	1,413,994
Appropriated sales revenue	(974,166)
Unappropriated sales revenue (a)	439,828

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(939,208)
Incurred cost of units	624,208
Unappropriated estimated cost (b)	(315,000)

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(609,470)
Incurred cost of units (Note 6)	491,440
Unappropriated estimated cost	(118,030)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The estimated cost of units sold and in inventory to be incurred does not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold to the extent they are incurred.

       As of March 31, 2018, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 17.3% (18.0% in 2017).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Additional Information on the Statement of Cash Flows

(i)   Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	Company		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Capital contribution (reduction)	(9)	15	(9)	15
Capitalized financial charges (Note 12)	(5,549)	(17,637)	(10,865)	(33,269)
Physical barter – Land (Note 17)	(5,122)	(2,188)	(5,141)	(3,616)
	(10,680)	(19,810)	(16,015)	(36,870)

(ii)  Reconciliation of the asset and liability changes with the cash flows from financing activities

		Transactions affecting cash			Transactions not affecting cash
Company	Opening balance 12/31/2017	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Closing balance 03/31/2018

Loans, financing and debentures (Notes 12 and 13)	(969,843)	(40,390)	33,515	104,139	(1,354)	(873,933)
Loans (Note 21.1)	11,668	-	-	(118)	568	12,118
Paid-in capital (Note 18.1)	(2,521,152)	(167)	-	-	-	(2,521,319)
Capital reserve (Note 18.1)	-	(250,599)	-	-	-	(250,599)
	(3,479,327)	(291,156)	33,515	104,021	(786)	(3,633,733)

		Transactions affecting cash			Transactions not affecting cash
Consolidated	Opening balance 12/31/2017	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Closing balance 03/31/2018

Loans, financing and debentures (Notes 12 and 13)	(1,104,897)	(51,938)	36,906	140,243	(3,782)	(983,468)
Loans (Note 21.1)	11,668	-	-	(118)	568	12,118
Paid-in capital (Note 18.1)	(2,521,152)	(167)	-	-	-	(2,521,319)
Capital reserve (Note 18.1)	-	(250,599)	-	-	-	(250,599)
	(3,614,381)	(302,704)	36,906	140,125	(3,214)	(3,743,268)

31.  Subsequent events

(i)      Annual Shareholders’ Meeting

On April 27, 2018, the Company’s Annual Shareholders’ Meeting was held, and the following main resolutions were taken: (i) approval of the financial statements for the year ended December 31, 2017; (ii) register of the non-distribution of dividends in view of the loss for the year 2017; (iii) establishment of the number of Board of Director’s members as seven; (iv) election of the Board of Directors’ members; (v) establishment of the number of Fiscal Council’s members; (vi) election of the Fiscal Council’s members; and (vii) setting of the global compensation amount of management and fiscal council’s members for 2018.

(ii)     Extraordinary Shareholders’ Meeting

On April 27, 2018, the Extraordinary Shareholders’ Meeting was held, on which the following main resolutions were taken: (i) amendment to the articles of incorporation to reflect the capital increase; (ii) increase in the capital increase authorization limit that do not depend on amendment to the articles of incorporation; (iii) change to the provisions of the appointment of the meeting’s president in the event of absence or impediment of the Board of Directors’ chairperson; and (iv) adjustment of the articles of incorporation for compliance with the New Rules of B3’s Novo Mercado.

***

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	03/31/2018
	Common shares

Shareholder	Shares	%

Outstanding shares	23,743,634	53.05%
GWI Asset Management S.A.	8,572,296	19.15%
Wishbone Management, LP	6,985,972	15.61%
River and Mercantille Management, LLP	4,517,968	10.09%
Treasury shares	938,044	2.10%

Total shares	44,757,914	100.00%

	03/31/2017
	Common shares

Shareholder	Shares	%

Treasury shares	1,046,226	3.73%
Polo Capital	2,269,397	8.09%
Pátria Investimentos	1,570,204	5.60%
Outstanding shares	23,154,335	82.58%

Total shares	28,040,162	100.00%

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	03/31/2018
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	20,076,236	44.86%
Board of Directors	18,076	0.04%
Executive directors	103,504	0.23%

Executive control, board members, officers and fiscal council	20,197,816	45.13%

Treasury shares	938,044	2.10%
Outstanding shares in the market (*)	23,622,054	52.78%

Total shares	44,757,914	100.00%

	03/31/2017
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	3,839,601	13.69%
Board of Directors	43,951	0.16%
Executive directors	123,128	0.44%

Executive control, board members, officers and fiscal council	4,006,680	14.29%

Treasury shares	1,046,226	3.73%
Outstanding shares in the market (*)	22,987,256	81.98%

Total shares	28,040,162	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(i) Post grouping, considering ratio of R$13.483023074 for comparability.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by The Brazilian Securities and Exchange Commission (“CVM”) as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Report on the review of quarterly information - ITR

The Board of Directors and Shareholders of

Gafisa S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Gafisa S.A. (“Company”), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2018, comprising the balance sheet at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21 (R1) – Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018 related to the application of Orientação OCPC 04, on revenue recognition over time (POC – Percentage of completion), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion from the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018 related to the application of Orientação OCPC 04, on revenue recognition over time (POC – Percentage of completion), applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Emphasis of matter

As described in Note 2.1, the accompanying parent company and consolidated interim accounting information was prepared in accordance with the accounting standard CPC 21 (R1) and IAS 34, including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018 related to the application of Orientação OCPC 04, on revenue recognition over time (POC – Percentage of completion), whilst the process of discussion of OCPC 04 is not concluded. Our conclusion is not qualified in respect of this matter.

Other matters

Statement of value added

The quarterly information referred to above include the parent company and consolidated statements of value added for the quarter ended March 31, 2018, prepared under the responsibility of the Company's management and presented as supplementary information under IAS 34. These statements have been submitted to review procedures performed in connection with the review of the quarterly information, in order to verify whether they are reconciled with the interim accounting information and accounting records, as applicable, and whether their form and content are presented in accordance with the criteria defined in Pronunciamento Técnico CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in accordance with the criteria defined in this Pronunciamento Técnico and in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of last year’s figures

The Quarterly Information (ITR) referred to in the first paragraph includes accounting information corresponding to the statement of income, comprehensive income, changes in equity, cash flows and value added for the quarter ended March 31, 2017, obtained from the Quarterly Information (ITR) from that quarter and the balance sheets as of December 31, 2017, obtained from the individual and consolidated financial statements as of December 31, 2017, presented for comparison purposes. The review of the Quarterly Information (ITR) for the quarter ended March 31, 2017 and the examination of the parent company and consolidated financial statements for the year ended December 31, 2017 were conducted under the responsibility of other independent auditors, who issued their unqualified review report and unqualified audit opinion dated May 9, 2017 and March 8, 2018, respectively, unqualified.

São Paulo, May 10, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Fábio Cajazeira Mendes

Accountant CRC 1SP196825/O-0

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2018; and

ii)   Management has reviewed and agreed with the interim information for the period ended March 31, 2018.

São Paulo, May 10, 2018.

GAFISA S.A.

Management

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and Statements \ Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2018; and

ii)   Management has reviewed and agreed with the interim information for the period ended March 31, 2018.

São Paulo, May 10, 2018.

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 4, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer